Registration No.  333-153185
                                                      1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 1840

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      120 East Liberty Drive
                     Wheaton, Illinois  60187

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     120 East Liberty Drive                111 West Monroe Street
     Wheaton, Illinois  60187              Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on October 31, 2008 at 2:00 p.m. pursuant to Rule 487.

                ________________________________



                Dow(R) Target 10 Nov. '08 - Term 11/30/09
               Dow(R) Target Dvd. Nov. '08 - Term 1/29/10
                 Target Dbl. Play Nov. '08 - Term 1/29/10
                  Target Focus 4 Nov. '08 - Term 1/29/10
                   Target Triad Nov. '08 - Term 1/29/10
                    Target VIP Nov. '08 - Term 1/29/10
             Value Line(R) Target 25 Nov. '08 - Term 1/29/10

                                 FT 1840

FT 1840 is a series of a unit investment trust, the FT Series. FT 1840 consists of seven separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                              1-800-621-1675


             The date of this prospectus is October 31, 2008

                            Table of Contents

Summary of Essential Information                                      3
Fee Table                                                             6
Report of Independent Registered Public Accounting Firm               9
Statements of Net Assets                                             10
Schedules of Investments                                             14
The FT Series                                                        30
Portfolios                                                           31
Risk Factors                                                         37
Hypothetical Performance Information                                 40
Public Offering                                                      42
Distribution of Units                                                44
The Sponsor's Profits                                                46
The Secondary Market                                                 46
How We Purchase Units                                                46
Expenses and Charges                                                 46
Tax Status                                                           47
Retirement Plans                                                     50
Rights of Unit Holders                                               50
Income and Capital Distributions                                     51
Redeeming Your Units                                                 51
Investing in a New Trust                                             52
Removing Securities from a Trust                                     53
Amending or Terminating the Indenture                                54
Information on the Sponsor, Trustee,
   FTPS Unit Servicing Agent and Evaluator                           54
Other Information                                                    55

                     Summary of Essential Information

                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                                           The Dow(R)
                                                                                                           Target 10
                                                                                                           Portfolio,
                                                                                                           November
                                                                                                           2008 Series
                                                                                                           ___________
Initial Number of Units (1)                                                                                    17,929
Fractional Undivided Interest in a Trust per Unit (1)                                                        1/17,929
Public Offering Price:
Public Offering Price per Unit (2)                                                                         $   10.000
   Less Initial Sales Charge per Unit (3)                                                                       (.100)
                                                                                                           __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                  9.900
   Less Deferred Sales Charge per Unit (3)                                                                      (.145)
                                                                                                           __________
Redemption Price per Unit (5)                                                                                   9.755
    Less Creation and Development Fee per Unit (3)(5)                                                           (.050)
    Less Organization Costs per Unit (5)                                                                        (.029)
                                                                                                           __________
Net Asset Value per Unit                                                                                   $    9.676
                                                                                                           ==========
Estimated Net Annual Distribution per Unit (6)                                                             $    .5183
Cash CUSIP Number                                                                                          30275T 150
Reinvestment CUSIP Number                                                                                  30275T 168
Fee Accounts Cash CUSIP Number                                                                             30275T 176
Fee Accounts Reinvestment CUSIP Number                                                                     30275T 184
FTPS CUSIP Number                                                                                          30275T 192
Security Code                                                                                                  053086
Ticker Symbol                                                                                                  FTSVNX

First Settlement Date                                         November 5, 2008
Mandatory Termination Date (7)                                November 30, 2009
Rollover Notification Date (8)                                November 15, 2009
Special Redemption and Liquidation Period (8)                 November 15, 2009 to November 30, 2009
Distribution Record Date                                      Tenth day of each month, commencing November 10, 2008.
Distribution Date (6)                                         Twenty-fifth day of each month, commencing November 25, 2008.

____________

See "Notes to Summary of Essential Information" on page 5.


                    Summary of Essential Information

                                 FT 1840


At the Opening of Business on the Initial Date of Deposit-October 31, 2008


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                      The Dow (R)        Target             Target
                                                                      Target Dividend    Double Play        Focus Four
                                                                      Portfolio          Portfolio          Portfolio
                                                                      November 2008      November 2008      November 2008
                                                                      Series             Series             Series
                                                                      _______________    _____________      _____________
Initial Number of Units (1)                                                16,530             16,176             35,263
Fractional Undivided Interest in a Trust per Unit (1)                    1/16,530           1/16,176           1/35,263
Public Offering Price:
Public Offering Price per Unit (2)                                     $   10.000            $10.000            $10.000
   Less Initial Sales Charge per Unit (3)                                   (.100)             (.100)             (.100)
                                                                       __________         __________         __________
Aggregate Offering Price Evaluation of Securities per Unit (4)              9.900              9.900              9.900
   Less Deferred Sales Charge per Unit (3)                                  (.145)             (.145)             (.145)
                                                                       __________         __________         __________
Redemption Price per Unit (5)                                               9.755              9.755              9.755
    Less Creation and Development Fee per Unit (3)(5)                       (.050)             (.050)             (.050)
    Less Organization Costs per Unit (5)                                    (.019)             (.021)             (.016)
                                                                       __________         __________         __________
Net Asset Value per Unit                                               $    9.686         $    9.684         $    9.689
                                                                       ==========         ==========         ==========
Estimated Net Annual Distribution per Unit (6)                         $    .4858         $    .3036         $    .2772
Cash CUSIP Number                                                      30275T 200         30275T 259         30275T 309
Reinvestment CUSIP Number                                              30275T 218         30275T 267         30275T 317
Fee Accounts Cash CUSIP Number                                         30275T 226         30275T 275         30275T 325
Fee Accounts Reinvestment CUSIP Number                                 30275T 234         30275T 283         30275T 333
FTPS CUSIP Number                                                      30275T 242         30275T 291         30275T 341
Security Code                                                              053091             053192             053197
Ticker Symbol                                                              FDIVNX             FTPLNX             FOCFNX

First Settlement Date                                          November 5, 2008
Mandatory Termination Date (7)                                 January 29, 2010
Rollover Notification Date (8)                                 January 15, 2010
Special Redemption and Liquidation Period (8)                  January 15, 2010 to January 29, 2010
Distribution Record Date                                       Tenth day of each month, commencing November 10, 2008.
Distribution Date (6)                                          Twenty-fifth day of each month, commencing November 25, 2008.

____________

See "Notes to Summary of Essential Information" on page 5.


                    Summary of Essential Information

                                 FT 1840


At the Opening of Business on the Initial Date of Deposit-October 31, 2008


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
 FTPS Unit Servicing Agent:   FTP Services LLC
                 Evaluator:   First Trust Advisors L.P.

                                                                                                            Value Line(R)
                                                                      Target Triad       Target VIP         Target 25
                                                                      Portfolio          Portfolio          Portfolio
                                                                      November 2008      November 2008      November 2008
                                                                      Series             Series             Series
                                                                      _____________      _____________      _____________
Initial Number of Units (1)                                                46,371             48,007             16,766
Fractional Undivided Interest in a Trust per Unit (1)                    1/46,371           1/48,007           1/16,766
Public Offering Price:
Public Offering Price per Unit (2)                                     $   10.000        $    10.000        $    10.000
   Less Initial Sales Charge per Unit (3)                                   (.100)             (.100)             (.100)
                                                                       __________        ___________        ___________
Aggregate Offering Price Evaluation of Securities per Unit (4)              9.900              9.900              9.900
   Less Deferred Sales Charge per Unit (3)                                  (.145)             (.145)             (.145)
                                                                       __________        ___________        ___________
Redemption Price per Unit (5)                                               9.755              9.755              9.755
    Less Creation and Development Fee per Unit (3)(5)                       (.050)             (.050)             (.050)
    Less Organization Costs per Unit (5)                                    (.019)             (.017)             (.019)
                                                                       __________         __________         __________
Net Asset Value per Unit                                               $    9.686         $    9.688         $    9.686
                                                                       ==========         ==========         ==========
Estimated Net Annual Distribution per Unit (6)                         $    .3229         $    .2675         $    .1226
Cash CUSIP Number                                                      30275T 358         30275T 408         30275T 457
Reinvestment CUSIP Number                                              30275T 366         30275T 416         30275T 465
Fee Accounts Cash CUSIP Number                                         30275T 374         30275T 424         30275T 473
Fee Accounts Reinvestment CUSIP Number                                 30275T 382         30275T 432         30275T 481
FTPS CUSIP Number                                                      30275T 390         30275T 440         30275T 499
Security Code                                                              053128             053155             053132
Ticker Symbol                                                              FTDDNX             FTVLIX             FCMNOX


First Settlement Date                                         November 5, 2008
Mandatory Termination Date (7)                                January 29, 2010
Rollover Notification Date (8)                                January 15, 2010
Special Redemption and Liquidation Period (8)                 January 15, 2010 to January 29, 2010
Distribution Record Date                                      Tenth day of each month, commencing November 10, 2008.
Distribution Date (6)                                         Twenty-fifth day of each month, commencing November 25, 2008.

____________

(1) As of the close of business on November 3, 2008, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 2.95% of the Public Offering Price per Unit (equivalent to 2.98% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is generally valued at its closing ask price on such date. See "Public Offering-The Value of the Securities." The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds. See "Redeeming Your Units."

(6) We base our estimate of the dividends a Trust will receive from the Securities by annualizing the most recent dividends declared by the issuers of the Securities (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend). There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the Securities may be less than their most recent annualized dividends. In this case, the actual net annual distribution you receive will be less than the estimated amount set forth above. The actual net annual distribution per Unit you receive will also vary from that set forth above with changes in a Trust's fees and expenses, currency exchange rates, foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital Accounts available for distribution equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of a Trust. Distributions of sale proceeds from the Capital Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital Distributions." At the rollover date for Rollover Unit holders or upon termination of a Trust for remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders.

(7) See "Amending or Terminating the Indenture."

(8) See "Investing in a New Trust."


                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although The Dow(R) Target 10 Portfolio has a term of approximately 13 months, and The Dow(R) Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Triad Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio each has a term of approximately 15 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                            The Dow(R)               The Dow(R)
                                                                            Target 10                Target Dividend
                                                                            Portfolio, November      Portfolio, November
                                                                            2008 Series              2008 Series
                                                                            --------------------    ---------------------

                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum sales charge (including creation and development fee)               2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .290%(d)     $.0290      .190%(d)     $.0190
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .124%(f)     $.0124      .124%(f)     $.0124
                                                                            _______      _______     _______      ______
Total                                                                       .184%        $.0184      .184%        $.0184
                                                                            =======      =======     =======      ======

                                                                            Target Double Play       Target Focus Four
                                                                            Portfolio                Portfolio
                                                                            November 2008 Series     November 2008 Series
                                                                            --------------------     --------------------
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum sales charge (including creation and development fee)               2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .210%(d)     $.0210      .160%(d)     $.0160
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .159%(f)     $.0159      .162%(f)     $.0162
                                                                            _______      _______     _______      _______
Total                                                                       .219%        $.0219      .222%        $.0222
                                                                            =======      =======     =======      =======

Page 6


                                                                            Target Triad             Target VIP
                                                                            Portfolio                Portfolio
                                                                            November 2008 Series     November 2008 Series
                                                                            --------------------     -------------------
                                                                                         Amount                   Amount
                                                                                         per Unit                 per Unit
                                                                                         ________                 ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                        1.00%(a)     $.100       1.00%(a)     $.100
Deferred sales charge                                                       1.45%(b)     $.145       1.45%(b)     $.145
Creation and development fee                                                0.50%(c)     $.050       0.50%(c)     $.050
                                                                            _______      _______     _______      _______
Maximum sales charge (including creation and development fee)               2.95%        $.295       2.95%        $.295
                                                                            =======      =======     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                .190%(d)     $.0190      .170%(d)     $.0170
                                                                            =======      =======     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                               .060%        $.0060      .060%        $.0060
Trustee's fee and other operating expenses                                  .098%(f)     $.0098      .299%(f)     $.0299
                                                                            ________     ________    ________     ________
       Total                                                                .158%        $.0158      .359%        $.0359
                                                                            ========     ========    ========     ========

                                                                                                     Value Line(R)
                                                                                                     Target 25 Portfolio
                                                                                                     November 2008 Series
                                                                                                     --------------------
                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                                 1.00%(a)     $.100
Deferred sales charge                                                                                1.45%(b)     $.145
Creation and development fee                                                                         0.50%(c)     $.050
                                                                                                     _______      _______
Maximum sales charge (including creation and development fee)                                        2.95%        $.295
                                                                                                     =======      =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                         .190%(d)     $.0190
                                                                                                     =======      =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative, evaluation and
     FTPS Unit servicing fees                                                                        .060%        $.0060
Trustee's fee and other operating expenses                                                           .194%(f)     $.0194
                                                                                                     ________     ________
       Total                                                                                         .254%        $.0254
                                                                                                     ========     ========

Page 7

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. For all Trusts except The Dow(R) Target 10 Portfolio, the example assumes that you invest $10,000 in a Trust, the principal amount and distributions are rolled every 15 months into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. For The Dow(R) Target 10 Portfolio, the example assumes the principal amount and distributions are rolled every 13 months. The example also assumes a 5% return on your investment each year and that your Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you held your Units for the periods shown, would be:

                                                                 1 Year       3 Years      5 Years      10 Years
                                                                 ______       _______      _______      ________
The Dow(R) Target 10 Portfolio, November 2008 Series              $342         $841        $1,366       $2,801
The Dow(R) Target Dividend Portfolio, November 2008 Series         332          811         1,081        2,220
Target Double Play Portfolio, November 2008 Series                 338          828         1,106        2,273
Target Focus Four Portfolio, November 2008 Series                  333          814         1,088        2,236
Target Triad Portfolio, November 2008 Series                       330          804         1,067        2,193
Target VIP Portfolio, November 2008 Series                         348          858         1,161        2,386
Value Line(R) Target 25 Portfolio, November 2008 Series            339          832         1,116        2,293

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing December 19, 2008.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately one month from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of a Trust's initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."


                          Report of Independent
                    Registered Public Accounting Firm


The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 1840


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 1840, comprising Dow(R) Target 10 Nov. '08 - Term 11/30/09 (The Dow(R) Target 10 Portfolio, November 2008 Series); Dow(R) Target Dvd. Nov. '08 - Term 1/29/10 (The Dow(R) Target Dividend Portfolio, November 2008 Series); Target Dbl. Play Nov. '08 - Term 1/29/10 (Target Double Play Portfolio, November 2008 Series); Target Focus 4 Nov. '08 - Term 1/29/10 (Target Focus Four Portfolio, November 2008 Series); Target Triad Nov. '08 - Term 1/29/10 (Target Triad Portfolio, November 2008 Series); Target VIP Nov. '08 - Term 1/29/10 (Target VIP Portfolio, November 2008 Series); and Value Line(R) Target 25 Nov. '08 - Term 1/29/10 (Value Line(R) Target 25 Portfolio, November 2008 Series) (collectively, the "Trusts"), as of the opening of business on October 31, 2008 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing opinions on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and allocated between the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on October 31, 2008, by correspondence with the Trustee. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 1840, comprising the above-mentioned Trusts, as of the opening of business on October 31, 2008 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
October 31, 2008

                         Statements of Net Assets

                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                                      The Dow(R)          The Dow(R)
                                                                                      Target 10           Target Dividend
                                                                                      Portfolio           Portfolio
                                                                                      November            November
                                                                                      2008 Series         2008 Series
                                                                                      ___________         _______________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                    $177,495            $163,644
Less liability for reimbursement to Sponsor for organization costs (3)                    (520)               (314)
Less liability for deferred sales charge (4)                                            (2,600)             (2,397)
Less liability for creation and development fee (5)                                       (896)               (826)
                                                                                      ________            ________
Net assets                                                                            $173,479            $160,107
                                                                                      ========            ========
Units outstanding                                                                       17,929              16,530
Net asset value per Unit (6)                                                          $  9.676            $  9.686

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                 $179,288            $165,297
Less maximum sales charge (7)                                                           (5,289)             (4,876)
Less estimated reimbursement to Sponsor for organization costs (3)                        (520)               (314)
                                                                                      ________            ________
Net assets                                                                            $173,479            $160,107
                                                                                      ========            ========
__________

See "Notes to Statements of Net Assets" on page 13.


                        Statements of Net Assets

                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                                   Target Double Play   Target Focus Four
                                                                                   Portfolio            Portfolio
                                                                                   November             November
                                                                                   2008 Series          2008 Series
                                                                                   __________________   _________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                 $160,144             $349,099
Less liability for reimbursement to Sponsor for organization costs (3)                 (340)                (564)
Less liability for deferred sales charge (4)                                         (2,346)              (5,113)
Less liability for creation and development fee (5)                                    (809)              (1,763)
                                                                                   ________             ________
Net assets                                                                         $156,649             $341,659
                                                                                   ========             ========
Units outstanding                                                                    16,176               35,263
Net asset value per Unit (6)                                                       $  9.684             $  9.689

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                              $161,761             $352,626
Less maximum sales charge (7)                                                        (4,772)             (10,403)
Less estimated reimbursement to Sponsor for organization costs (3)                     (340)                (564)
                                                                                   ________             ________
Net assets                                                                         $156,649             $341,659
                                                                                   ========             ========
__________

See "Notes to Statements of Net Assets" on page 13.


                        Statements of Net Assets

                                 FT 1840



                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008



                                                              Target Triad         Target VIP           Value Line(R)
                                                              Portfolio            Portfolio            Target 25 Portfolio
                                                              November             November             November
                                                              2008 Series          2008 Series          2008 Series
                                                              ____________         ___________          ___________________
NET ASSETS
Investment in Securities represented
   by purchase contracts (1) (2)                              $459,074             $475,271             $165,981
Less liability for reimbursement to
   Sponsor for organization costs (3)                             (881)                (816)                (319)
Less liability for deferred sales charge (4)                    (6,724)              (6,961)              (2,431)
Less liability for creation and development fee (5)             (2,319)              (2,400)                (838)
                                                              ________             ________             ________
Net assets                                                    $449,150             $465,094             $162,393
                                                              ========             ========             ========
Units outstanding                                               46,371               48,007               16,766
Net asset value per Unit (6)                                  $  9.686             $  9.688             $  9.686

ANALYSIS OF NET ASSETS
Cost to investors (7)                                         $463,710             $480,072             $167,658
Less maximum sales charge (7)                                  (13,679)             (14,162)              (4,946)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                     (881)                (816)                (319)
                                                              ________             ________             ________
Net assets                                                    $449,150             $465,094             $162,393
                                                              ========             ========             ========
______________

See "Notes to Statements of Net Assets" on page 13.

Page 12


                    NOTES TO STATEMENTS OF NET ASSETS

The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates.

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value. The Dow(R) Target 10 Portfolio, November 2008 Series has a Mandatory Termination Date of November 30, 2009. The Dow(R) Target Dividend Portfolio, November 2008 Series; Target Double Play Portfolio, November 2008 Series; Target Focus Four Portfolio, November 2008 Series; Target Triad Portfolio, November 2008 Series; Target VIP Portfolio, November 2008 Series; and Value Line(R) Target 25 Portfolio, November 2008 Series each has a Mandatory Termination Date of January 29, 2010.

(2) An irrevocable letter of credit for approximately $2,300,000, issued by The Bank of New York Mellon (approximately $200,000 will be allocated to each of The Dow(R) Target 10 Portfolio, November 2008 Series; The Dow(R) Target Dividend Portfolio, November 2008 Series; Target Double Play Portfolio, November 2008 Series; and Value Line(R) Target 25 Portfolio, November 2008 Series; and approximately $500,000 will be allocated to each of Target Focus Four Portfolio, November 2008 Series; Target Triad Portfolio, November 2008 Series; and Target VIP Portfolio, November 2008 Series), has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. The per Unit costs have been estimated as set forth in the Fee Table. A payment will be made at the end of a Trust's initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.145 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on December 19, 2008 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through February 20, 2009. If Unit holders redeem Units before February 20, 2009 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of a Trust's initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."


                         Schedule of Investments

          The Dow (R) Target 10 Portfolio, November 2008 Series
                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                Percentage
                                                                of Aggregate  Number     Market      Cost of        Current
Ticker Symbol and                                               Offering      of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)                                Price         Shares     Share       the Trust (2)   Yield (3)
________________________________                                ____________  ______     _________   _____________  __________
COMMON STOCKS (100%):

Financials (20%):
BAC       Bank of America Corporation                             10%           779      $ 22.78     $ 17,746       5.62%
C         Citigroup Inc.                                          10%         1,354        13.11       17,751       4.88%

Health Care (20%):
MRK       Merck & Co. Inc.                                        10%           588        30.19       17,752       5.03%
PFE       Pfizer Inc.                                             10%           994        17.86       17,753       7.17%

Industrials (20%):
CAT       Caterpillar Inc.                                        10%           475        37.37       17,751       4.50%
GE        General Electric Company                                10%           917        19.35       17,744       6.41%

Materials (20%):
AA        Alcoa Inc.                                              10%         1,550        11.45       17,747       5.94%
DD        E.I. du Pont de Nemours and Company                     10%           554        32.04       17,750       5.12%

Telecommunication Services (20%):
T         AT&T Inc.                                               10%           655        27.10       17,750       5.90%
VZ        Verizon Communications Inc.                             10%           582        30.50       17,751       6.03%
                                                                 ____                                ________
               Total Investments                                 100%                                $177,495
                                                                 ====                                ========
___________

See "Notes to Schedules of Investments" on page 29.


                         Schedule of Investments

       The Dow (R) Target Dividend Portfolio, November 2008 Series
                                 FT 1840


At the Opening of Business on the Initial Date of Deposit-October 31, 2008


                                                                Percentage
                                                                of Aggregate  Number     Market      Cost of        Current
Ticker Symbol and                                               Offering      of         Value per   Securities to  Dividend
Name of Issuer of Securities (1)(4)                             Price         Shares     Share       the Trust (2)  Yield (3)
___________________________________                             ____________  ______     _________   _____________  _________
COMMON STOCKS (100%):

Consumer Discretionary (10%):
NYT       The New York Times Company (Class A)                     5%         824        $ 9.93      $  8,182       9.26%
SUP       Superior Industries International, Inc.                  5%         669         12.23         8,182       5.23%

Consumer Staples (5%):
UVV       Universal Corporation                                    5%         205         39.90         8,180       4.51%

Financials (35%):
FBP       First BanCorp. +                                         5%         880          9.30         8,184       3.01%
FNFG      First Niagara Financial Group, Inc.                      5%         556         14.72         8,184       3.80%
PBCT      People's United Financial Inc.                           5%         477         17.16         8,185       3.50%
RF        Regions Financial Corporation                            5%         754         10.85         8,181       3.69%
UMPQ      Umpqua Holdings Corporation                              5%         499         16.40         8,184       4.63%
WFSL      Washington Federal, Inc.                                 5%         486         16.83         8,180       4.99%
WBS       Webster Financial Corporation                            5%         461         17.76         8,187       6.76%

Industrials (10%):
BGG       Briggs & Stratton Corporation                            5%         564         14.50         8,178       6.07%
RRD       R. R. Donnelley & Sons Company                           5%         497         16.46         8,181       6.32%

Materials (20%):
ASH       Ashland Inc.                                             5%         372         21.98         8,177       5.00%
EMN       Eastman Chemical Company                                 5%         204         40.09         8,178       4.39%
MWV       MeadWestvaco Corporation                                 5%         636         12.87         8,185       7.15%
SXT       Sensient Technologies Corporation                        5%         331         24.71         8,179       3.08%

Telecommunication Services (5%):
T         AT&T Inc.                                                5%         302         27.10         8,184       5.90%

Utilities (15%):
NI        NiSource Inc.                                            5%         622         13.16         8,186       6.99%
PNW       Pinnacle West Capital Corporation                        5%         256         31.95         8,179       6.57%
SCG       SCANA Corporation                                        5%         239         34.26         8,188       5.37%
                                                                 ____                                ________
               Total Investments                                 100%                                $163,644
                                                                 ====                                ========
___________

See "Notes to Schedules of Investments" on page 29.


                         Schedule of Investments

           Target Double Play Portfolio, November 2008 Series
                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     OfferingPrice     Shares     Share       the Trust (2)
___________________________________                                     _____________     ______     _________   _____________
COMMON STOCKS (100.00%):

Consumer Discretionary (22.81%):
ARO      Aeropostale, Inc. *                                              0.51%              35      $ 23.28     $    815
AZO      AutoZone, Inc. *                                                 1.22%              16       122.10        1,954
BIG      Big Lots, Inc. *                                                 0.51%              36        22.70          817
BKE      The Buckle, Inc. (5)                                             0.50%              21        38.37          806
BWLD     Buffalo Wild Wings Inc. *                                        0.51%              30        27.00          810
DLTR     Dollar Tree, Inc. *                                              0.51%              21        38.60          811
FDO      Family Dollar Stores, Inc.                                       0.51%              30        27.03          811
JOSB     Jos. A. Bank Clothiers, Inc. *                                   0.50%              32        25.16          805
MCD      McDonald's Corporation                                          11.27%             312        57.87       18,055
NYT      The New York Times Company (Class A)                             2.49%             402         9.93        3,992
PNRA     Panera Bread Company (Class A) *                                 0.50%              19        42.57          809
ROST     Ross Stores, Inc.                                                0.75%              38        31.62        1,201
STRA     Strayer Education, Inc.                                          0.53%               4       212.09          848
SUP      Superior Industries International, Inc.                          2.50%             327        12.23        3,999

Consumer Staples (15.47%):
SPTN     Spartan Stores, Inc.                                             0.50%              31        26.10          809
UVV      Universal Corporation                                            2.49%             100        39.90        3,990
WMT      Wal-Mart Stores, Inc.                                           12.48%             365        54.75       19,984

Financials (17.47%):
FBP      First BanCorp. +                                                 2.50%             430         9.30        3,999
FNFG     First Niagara Financial Group, Inc.                              2.49%             271        14.72        3,989
PBCT     People's United Financial Inc.                                   2.50%             233        17.16        3,998
RF       Regions Financial Corporation                                    2.49%             368        10.85        3,993
UMPQ     Umpqua Holdings Corporation                                      2.50%             244        16.40        4,002
WFSL     Washington Federal, Inc.                                         2.49%             237        16.83        3,989
WBS      Webster Financial Corporation                                    2.50%             225        17.76        3,996

Health Care (13.01%):
AMGN     Amgen Inc. *                                                    10.96%             290        60.53       17,554
CPSI     Computer Programs and Systems, Inc.                              0.50%              29        27.61          801
CRY      CryoLife, Inc. *                                                 0.51%              62        13.10          812
OSIP     OSI Pharmaceuticals, Inc. *                                      0.52%              22        37.98          835
STE      STERIS Corporation                                               0.52%              25        33.03          826

                    Schedule of Investments (cont'd.)

           Target Double Play Portfolio, November 2008 Series
                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                        Percentage        Number     Market      Cost of
Ticker Symbol and                                                       of Aggregate      of         Value per   Securities to
Name of Issuer of Securities (1)(4)                                     OfferingPrice     Shares     Share       the Trust (2)
___________________________________                                     _____________     ______     _________   _____________
Industrials (10.26%):
AXYS     Axsys Technologies, Inc. *                                       0.50%              13      $ 61.70     $    802
BGG      Briggs & Stratton Corporation                                    2.50%             276        14.50        4,002
NSC      Norfolk Southern Corporation                                     3.75%             102        58.84        6,002
RRD      R. R. Donnelley & Sons Company                                   2.50%             243        16.46        4,000
WAB      Wabtec Corporation                                               0.51%              21        39.07          820
WGOV     Woodward Governor Company                                        0.50%              25        32.04          801

Information Technology (0.51%):
MANT     ManTech International Corporation *                              0.51%              16        51.00          816

Materials (10.49%):
ASH      Ashland Inc.                                                     2.50%             182        21.98        4,000
EMN      Eastman Chemical Company                                         2.50%             100        40.09        4,009
MWV      MeadWestvaco Corporation                                         2.49%             310        12.87        3,990
RKT      Rock-Tenn Company (Class A)                                      0.50%              28        28.66          802
SXT      Sensient Technologies Corporation                                2.50%             162        24.71        4,003

Telecommunication Services (2.49%):
T        AT&T Inc.                                                        2.49%             147        27.10        3,984

Utilities (7.49%):
NI       NiSource Inc.                                                    2.50%             304        13.16        4,001
PNW      Pinnacle West Capital Corporation                                2.49%             125        31.95        3,994
SCG      SCANA Corporation                                                2.50%             117        34.26        4,008
                                                                        _______                                  ________
              Total Investments                                         100.00%                                  $160,144
                                                                        =======                                  ========
______________________

See "Notes to Schedules of Investments" on page 29.


                         Schedule of Investments

            Target Focus Four Portfolio, November 2008 Series
                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
COMMON STOCKS (100.00%):

Consumer Discretionary (18.81%):
ARO      Aeropostale, Inc. *                                            0.30%             45      $ 23.28     $  1,048
AM       American Greetings Corporation                                 0.66%            209        11.10        2,320
ARM      ArvinMeritor, Inc.                                             0.67%            435         5.35        2,327
AZO      AutoZone, Inc. *                                               0.73%             21       122.10        2,564
BIG      Big Lots, Inc. *                                               0.31%             47        22.70        1,067
BYD      Boyd Gaming Corporation (6)                                    0.67%            404         5.75        2,323
BWS      Brown Shoe Company, Inc.                                       0.33%            122         9.55        1,165
BKE      The Buckle, Inc. (5)                                           0.31%             28        38.37        1,074
BWLD     Buffalo Wild Wings Inc. *                                      0.30%             39        27.00        1,053
CAB      Cabela's Incorporated *                                        0.33%            150         7.76        1,164
DAI      Daimler AG +                                                   0.40%             41        33.90        1,390
DLTR     Dollar Tree, Inc. *                                            0.31%             28        38.60        1,081
FDO      Family Dollar Stores, Inc.                                     0.30%             39        27.03        1,054
JOSB     Jos. A. Bank Clothiers, Inc. *                                 0.30%             42        25.16        1,057
MCD      McDonald's Corporation                                         6.78%            409        57.87       23,669
MHK      Mohawk Industries, Inc. *                                      0.66%             51        45.30        2,310
NYT      The New York Times Company (Class A)                           1.50%            527         9.93        5,233
PNRA     Panera Bread Company (Class A) *                               0.31%             25        42.57        1,064
ROST     Ross Stores, Inc.                                              0.44%             49        31.62        1,549
SKS      Saks, Inc. *                                                   0.67%            400         5.81        2,324
SNE      Sony Corporation (ADR) +                                       0.40%             62        22.65        1,404
STRA     Strayer Education, Inc.                                        0.30%              5       212.09        1,060
SUP      Superior Industries International, Inc.                        1.83%            523        12.23        6,396

Consumer Staples (9.31%):
SPTN     Spartan Stores, Inc.                                           0.31%             41        26.10        1,070
UVV      Universal Corporation                                          1.50%            131        39.90        5,227
WMT      Wal-Mart Stores, Inc.                                          7.50%            478        54.75       26,171

Energy (3.14%):
BRS      Bristow Group, Inc. *                                          0.34%             48        24.40        1,171
XEC      Cimarex Energy Co.                                             0.66%             58        39.82        2,310
NFX      Newfield Exploration Company *                                 0.67%            104        22.44        2,334
PCZ      Petro-Canada +                                                 0.40%             59        23.74        1,401
PDE      Pride International, Inc. *                                    0.67%            121        19.23        2,327
REP      Repsol YPF, S.A. (ADR) +                                       0.40%             73        19.19        1,401

                    Schedule of Investments (cont'd.)

            Target Focus Four Portfolio, November 2008 Series
                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Financials (21.66%):
AEG      Aegon N.V. (6) +                                               0.40%            359      $  3.89     $  1,397
AZ       Allianz AG (ADR) +                                             0.40%            174         8.04        1,399
AIB      Allied Irish Banks Plc (ADR) +                                 0.40%            153         9.13        1,397
AXA      AXA S.A. (ADR) +                                               0.40%             72        19.46        1,401
BBV      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                  0.40%            125        11.15        1,394
STD      Banco Santander Central Hispano S.A. (ADR) +                   0.40%            137        10.20        1,397
BCS      Barclays Plc (ADR) (6) +                                       0.40%            103        13.61        1,402
COLB     Columbia Banking System, Inc.                                  0.34%             81        14.42        1,168
CS       Credit Suisse Group (ADR) +                                    0.40%             38        36.79        1,398
DFG      Delphi Financial Group, Inc. (Class A)                         0.33%             77        15.00        1,155
DB       Deutsche Bank AG +                                             0.40%             37        37.54        1,389
DRH      DiamondRock Hospitality Company (7)                            0.33%            257         4.53        1,164
FBP      First BanCorp. +                                               1.50%            563         9.30        5,236
FNFG     First Niagara Financial Group, Inc.                            1.50%            355        14.72        5,226
FTBK     Frontier Financial Corporation                                 0.33%            171         6.81        1,164
THG      Hanover Insurance Group Inc.                                   0.66%             65        35.70        2,320
ING      ING Groep N.V. (ADR) (6) +                                     0.40%            151         9.26        1,398
KB       KB Financial Group Inc. (ADR) +*                               0.40%             50        27.84        1,392
LAB      LaBranche & Co Inc. *                                          0.33%            196         5.94        1,164
LYG      Lloyds TSB Group Plc (ADR) (6) +                               0.40%            110        12.66        1,393
PBCT     People's United Financial Inc.                                 1.50%            305        17.16        5,234
PLFE     Presidential Life Corporation                                  0.33%            125         9.27        1,159
PBKS     Provident Bankshares Corporation                               0.33%            118         9.88        1,166
RF       Regions Financial Corporation                                  1.50%            482        10.85        5,230
RGA/A    Reinsurance Group of America                                   0.66%             63        36.77        2,317
RBS      Royal Bank of Scotland Group Plc (ADR) (6) +                   0.40%          1,269         1.10        1,396
STSA     Sterling Financial Corporation                                 0.33%            143         8.11        1,160
SUSQ     Susquehanna Bancshares, Inc.                                   0.33%             80        14.53        1,162
UCBH     UCBH Holdings, Inc.                                            0.33%            228         5.09        1,161
UMPQ     Umpqua Holdings Corporation                                    1.50%            319        16.40        5,232
UCBI     United Community Banks, Inc.                                   0.33%             91        12.83        1,168
WFSL     Washington Federal, Inc.                                       1.50%            311        16.83        5,234
WBS      Webster Financial Corporation                                  2.17%            426        17.76        7,566
WTFC     Wintrust Financial Corporation                                 0.33%             47        24.75        1,163

                    Schedule of Investments (cont'd.)

            Target Focus Four Portfolio, November 2008 Series
                                 FT 1840


At the Opening of Business on the Initial Date of Deposit-October 31, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Health Care (10.77%):
EYE      Advanced Medical Optics, Inc. *                                0.67%            492      $  4.73     $  2,327
AFFX     Affymetrix, Inc. *                                             0.67%            650         3.58        2,327
AMGN     Amgen Inc. *                                                   6.57%            379        60.53       22,941
CPSI     Computer Programs and Systems, Inc.                            0.30%             38        27.61        1,049
CRY      CryoLife, Inc. *                                               0.30%             80        13.10        1,048
KND      Kindred Healthcare, Inc. *                                     0.66%            160        14.49        2,318
LPNT     LifePoint Hospitals, Inc. *                                    0.67%             96        24.18        2,321
MDTH     MedCath Corporation *                                          0.33%             78        14.85        1,158
OSIP     OSI Pharmaceuticals, Inc. *                                    0.30%             28        37.98        1,063
STE      STERIS Corporation                                             0.30%             32        33.03        1,057

Industrials (12.84%):
ALK      Alaska Air Group, Inc. *                                       0.67%             98        23.80        2,332
AXYS     Axsys Technologies, Inc. *                                     0.30%             17        61.70        1,049
BEAV     BE Aerospace, Inc. *                                           0.67%            188        12.37        2,326
BDC      Belden Inc.                                                    0.33%             58        19.92        1,155
BGG      Briggs & Stratton Corporation                                  1.50%            361        14.50        5,234
GKSR     G&K Services, Inc.                                             0.33%             54        21.63        1,168
ROCK     Gibraltar Industries Inc.                                      0.33%             91        12.76        1,161
KELYA    Kelly Services, Inc.                                           0.67%            175        13.27        2,322
MAN      Manpower Inc                                                   0.67%             78        29.91        2,333
NCS      NCI Building Systems, Inc. *                                   0.33%             66        17.55        1,158
NSC      Norfolk Southern Corporation                                   2.26%            134        58.84        7,885
RRD      R. R. Donnelley & Sons Company                                 1.50%            318        16.46        5,234
SCHS     School Specialty, Inc. *                                       0.33%             55        20.95        1,152
SKYW     SkyWest, Inc.                                                  0.34%             85        13.75        1,169
TKR      The Timken Company                                             0.67%            140        16.64        2,330
TRN      Trinity Industries, Inc.                                       0.67%            140        16.64        2,330
URI      United Rentals, Inc. *                                         0.67%            236         9.84        2,322
WAB      Wabtec Corporation                                             0.30%             27        39.07        1,055
WGOV     Woodward Governor Company                                      0.30%             33        32.04        1,057

Information Technology (5.37%):
AVT      Avnet Inc. *                                                   0.67%            141        16.52        2,329
BHE      Benchmark Electronics, Inc. *                                  0.33%            106        11.01        1,167
CBR      CIBER, Inc. *                                                  0.33%            216         5.37        1,160
FCS      Fairchild Semiconductor International, Inc. *                  0.67%            415         5.61        2,328
HIT      Hitachi, Ltd. (ADR) +                                          0.39%             28        49.14        1,376
IM       Ingram Micro Inc. *                                            0.67%            174        13.36        2,325
IDTI     Integrated Device Technology, Inc. *                           0.67%            368         6.32        2,326
MANT     ManTech International Corporation *                            0.31%             21        51.00        1,071
MEI      Methode Electronics, Inc.                                      0.33%            163         7.13        1,162
SNX      SYNNEX Corporation *                                           0.33%             78        14.89        1,161
TECD     Tech Data Corporation *                                        0.67%            112        20.82        2,332

                    Schedule of Investments (cont'd.)

            Target Focus Four Portfolio, November 2008 Series
                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Materials (8.76%):
MT       ArcelorMittal (ADR) +                                          0.40%             54      $ 25.75     $  1,390
ASH      Ashland Inc.                                                   1.50%            238        21.98        5,231
EMN      Eastman Chemical Company                                       1.49%            130        40.09        5,212
MWV      MeadWestvaco Corporation                                       1.50%            407        12.87        5,238
OMG      OM Group, Inc. *                                               0.33%             58        19.98        1,159
POL      PolyOne Corporation *                                          0.33%            260         4.47        1,162
PKX      POSCO (ADR) +                                                  0.41%             20        71.00        1,420
RKT      Rock-Tenn Company (Class A)                                    0.30%             37        28.66        1,060
RTI      RTI International Metals, Inc. *                               0.33%             77        15.09        1,162
SXT      Sensient Technologies Corporation                              1.50%            212        24.71        5,239
TIN      Temple-Inland Inc.                                             0.67%            435         5.34        2,323

Telecommunication Services (3.37%):
T        AT&T Inc.                                                      1.50%            193        27.10        5,230
DT       Deutsche Telekom AG (ADR) +                                    0.40%             95        14.70        1,396
NTT      Nippon Telegraph & Telephone Corporation (ADR) +               0.40%             66        21.03        1,388
TI       Telecom Italia SpA (ADR) +                                     0.40%            122        11.45        1,397
TDS      Telephone and Data Systems, Inc.                               0.67%             84        27.63        2,321

Utilities (5.97%):
KEP      Korea Electric Power Corporation (ADR) +                       0.40%            132        10.55        1,393
NI       NiSource Inc.                                                  1.50%            398        13.16        5,238
PNW      Pinnacle West Capital Corporation                              1.50%            164        31.95        5,240
SCG      SCANA Corporation                                              1.50%            153        34.26        5,242
SRP      Sierra Pacific Resources                                       0.67%            285         8.16        2,326
VE       Veolia Environnement (ADR) +                                   0.40%             56        25.07        1,404
                                                                      _______                                 ________
              Total Investments                                       100.00%                                 $349,099
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 29.


                         Schedule of Investments

              Target Triad Portfolio, November 2008 Series
                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
COMMON STOCKS (100.00%):

Consumer Discretionary (13.80%):
AMZN     Amazon.com, Inc. *                                             2.00%           162       $ 56.71     $  9,187
ALV      Autoliv, Inc. +                                                0.75%           168         20.52        3,447
AZO      AutoZone, Inc. *                                               2.00%            75        122.10        9,157
DAI      Daimler AG +                                                   1.15%           156         33.90        5,289
HRB      H&R Block, Inc.                                                2.00%           490         18.74        9,183
M        Macy's, Inc.                                                   0.75%           295         11.66        3,440
MCD      McDonald's Corporation                                         2.00%           159         57.87        9,201
PAG      Penske Automotive Group, Inc.                                  0.75%           447          7.71        3,446
SNE      Sony Corporation (ADR) +                                       0.40%            81         22.65        1,835
TJX      The TJX Companies, Inc.                                        2.00%           344         26.70        9,185

Consumer Staples (14.99%):
MO       Altria Group, Inc.                                             2.00%           479         19.16        9,178
AVP      Avon Products, Inc.                                            2.00%           407         22.57        9,186
BG       Bunge Limited +                                                0.75%            96         35.88        3,444
CL       Colgate-Palmolive Company                                      2.00%           143         64.23        9,185
HNZ      H.J. Heinz Company                                             2.00%           210         43.65        9,167
K        Kellogg Company                                                2.00%           184         49.99        9,198
LO       Lorillard, Inc.                                                1.99%           140         65.40        9,156
RAI      Reynolds American Inc.                                         0.75%            70         49.28        3,450
SVU      SUPERVALU INC.                                                 0.75%           247         13.92        3,438
UVV      Universal Corporation                                          0.75%            86         39.90        3,431

Energy (7.80%):
OXY      Occidental Petroleum Corporation                               2.00%           168         54.73        9,195
OSG      Overseas Shipholding Group, Inc.                               0.75%            99         34.94        3,459
PTEN     Patterson-UTI Energy, Inc.                                     0.75%           255         13.51        3,445
PCZ      Petro-Canada +                                                 0.40%            77         23.74        1,828
REP      Repsol YPF, S.A. (ADR) +                                       0.40%            96         19.19        1,842
SWN      Southwestern Energy Company *                                  2.00%           269         34.07        9,165
TK       Teekay Corporation +                                           0.75%           178         19.34        3,443
TSO      Tesoro Corporation                                             0.75%           346          9.95        3,443

                    Schedule of Investments (cont'd.)

              Target Triad Portfolio, November 2008 Series
                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Financials (12.20%):
AEG      Aegon N.V. (6) +                                               0.40%           472       $  3.89     $  1,836
AZ       Allianz AG (ADR) +                                             0.40%           228          8.04        1,833
AIB      Allied Irish Banks Plc (ADR) +                                 0.40%           201          9.13        1,835
AXA      AXA S.A. (ADR) +                                               0.40%            94         19.46        1,829
BBV      Banco Bilbao Vizcaya Argentaria, S.A. (ADR) +                  0.40%           165         11.15        1,840
STD      Banco Santander Central Hispano S.A. (ADR) +                   0.40%           180         10.20        1,836
BCS      Barclays Plc (ADR) (6) +                                       0.40%           135         13.61        1,837
CS       Credit Suisse Group (ADR) +                                    0.40%            50         36.79        1,839
DB       Deutsche Bank AG +                                             1.15%           141         37.54        5,293
HIG      The Hartford Financial Services Group, Inc.                    0.75%           358          9.62        3,444
ING      ING Groep N.V. (ADR) (6) +                                     0.40%           198          9.26        1,833
KB       KB Financial Group Inc. (ADR) +*                               0.40%            66         27.84        1,837
LYG      Lloyds TSB Group Plc (ADR) (6) +                               0.40%           145         12.66        1,836
NDAQ     The Nasdaq OMX Group *                                         2.00%           293         31.31        9,174
PL       Protective Life Corporation                                    0.75%           346          9.94        3,439
RBS      Royal Bank of Scotland Group Plc (ADR) (6) +                   0.40%          1,669         1.10        1,836
STSA     Sterling Financial Corporation                                 0.75%           425          8.11        3,447
AMTD     TD Ameritrade Holding Corporation *                            2.00%           761         12.06        9,178

Health Care (15.00%):
ABT      Abbott Laboratories                                            2.00%           168         54.56        9,166
BAX      Baxter International Inc.                                      2.00%           154         59.73        9,198
BMY      Bristol-Myers Squibb Company                                   0.75%           168         20.51        3,446
LLY      Eli Lilly and Company                                          0.75%           105         32.83        3,447
ESRX     Express Scripts, Inc. *                                        1.99%           159         57.57        9,154
FRX      Forest Laboratories, Inc. *                                    2.00%           398         23.07        9,182
GILD     Gilead Sciences, Inc. *                                        2.01%           197         46.71        9,202
PFE      Pfizer Inc.                                                    0.75%           193         17.86        3,447
STJ      St. Jude Medical, Inc. *                                       2.00%           246         37.36        9,191
WYE      Wyeth                                                          0.75%           106         32.53        3,448

Industrials (7.01%):
CNI      Canadian National Railway Company +                            2.00%           210         43.65        9,167
CR       Crane Co.                                                      0.75%           232         14.85        3,445
IR       Ingersoll-Rand Company Ltd. +                                  0.75%           189         18.21        3,442
LMT      Lockheed Martin Corporation                                    2.01%           112         82.18        9,204
MIC      Macquarie Infrastructure Company LLC                           0.75%           321         10.72        3,441
TXT      Textron, Inc.                                                  0.75%           216         15.93        3,441

                    Schedule of Investments (cont'd.)

              Target Triad Portfolio, November 2008 Series
                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                      Percentage
                                                                      of Aggregate    Number      Market      Cost of
Ticker Symbol and                                                     Offering        of          Value per   Securities to
Name of Issuer of Securities (1)(4)                                   Price           Shares      Share       the Trust (2)
___________________________________                                   ____________    ______      _________   _____________
Information Technology (15.40%):
ACN      Accenture Ltd. +                                               2.00%           286       $ 32.08     $  9,175
ADBE     Adobe Systems Incorporated *                                   2.00%           342         26.86        9,186
HPQ      Hewlett-Packard Company                                        2.00%           244         37.69        9,196
HIT      Hitachi, Ltd. (ADR) +                                          0.40%            37         49.14        1,818
IMN      Imation Corp.                                                  0.75%           284         12.13        3,445
IBM      International Business Machines Corporation                    2.00%           101         90.69        9,160
MSFT     Microsoft Corporation                                          2.00%           406         22.63        9,188
MOLX     Molex Incorporated                                             0.75%           248         13.86        3,437
MOT      Motorola, Inc.                                                 0.75%           666          5.17        3,443
QCOM     QUALCOMM Inc.                                                  2.00%           231         39.72        9,175
STX      Seagate Technology +                                           0.75%           537          6.41        3,442

Materials (5.80%):
AA       Alcoa Inc.                                                     0.75%           301         11.45        3,446
MT       ArcelorMittal (ADR) +                                          0.40%            71         25.75        1,828
CMC      Commercial Metals Company                                      0.75%           325         10.59        3,442
FCX      Freeport-McMoRan Copper & Gold, Inc. (Class B)                 0.75%           115         30.02        3,452
MEOH     Methanex Corporation +                                         0.75%           303         11.36        3,442
MON      Monsanto Company                                               2.00%           103         89.22        9,190
PKX      POSCO (ADR) +                                                  0.40%            26         71.00        1,846

Telecommunication Services (4.20%):
T        AT&T Inc.                                                      0.75%           127         27.10        3,442
CTL      CenturyTel, Inc.                                               0.75%           144         23.96        3,450
DT       Deutsche Telekom AG (ADR) +                                    0.40%           125         14.70        1,837
NTT      Nippon Telegraph & Telephone Corporation (ADR) +               0.40%            87         21.03        1,830
TI       Telecom Italia SpA (ADR) +                                     0.40%           160         11.45        1,832
TU       TELUS Corporation +                                            0.75%           106         32.39        3,433
VZ       Verizon Communications Inc.                                    0.75%           113         30.50        3,446

Utilities (3.80%):
DTE      DTE Energy Company                                             0.75%            94         36.57        3,438
KEP      Korea Electric Power Corporation (ADR) +                       0.40%           174         10.55        1,836
NWE      NorthWestern Corporation                                       0.75%           187         18.42        3,445
PNW      Pinnacle West Capital Corporation                              0.75%           108         31.95        3,451
VE       Veolia Environnement (ADR) +                                   0.40%            73         25.07        1,830
WR       Westar Energy, Inc.                                            0.75%           174         19.81        3,447
                                                                      _______                                 ________
              Total Investments                                       100.00%                                 $459,074
                                                                      =======                                 ========
______________________

See "Notes to Schedules of Investments" on page 29.


                         Schedule of Investments

               Target VIP Portfolio, November 2008 Series
                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
COMMON STOCKS (100.00%):

Consumer Discretionary (17.88%):
RNT           Aaron Rents, Inc.                                            0.51%            105     $ 22.99     $  2,414
ARO           Aeropostale, Inc. *                                          0.17%             35       23.28          815
APOL          Apollo Group, Inc. (Class A) *                               1.08%             74       69.64        5,154
AZO           AutoZone, Inc. *                                             0.87%             34      122.10        4,152
BBBY          Bed Bath & Beyond Inc. *                                     0.23%             44       25.21        1,109
BIG           Big Lots, Inc. *                                             0.17%             35       22.70          794
BKE           The Buckle, Inc. (5)                                         0.17%             21       38.37          806
BWLD          Buffalo Wild Wings Inc. *                                    0.17%             30       27.00          810
DAI GY        Daimler AG #                                                 0.83%            118       33.40        3,941
DTV           The DIRECTV Group, Inc. *                                    0.85%            185       21.84        4,040
DLTR          Dollar Tree, Inc. *                                          0.17%             21       38.60          811
FDO           Family Dollar Stores, Inc.                                   0.17%             30       27.03          811
FRED          Fred's, Inc.                                                 0.23%             97       11.35        1,101
FSYS          Fuel Systems Solutions Inc. *                                0.23%             38       29.14        1,107
HAS           Hasbro, Inc.                                                 0.27%             46       28.26        1,300
JOSB          Jos. A. Bank Clothiers, Inc. *                               0.17%             32       25.16          805
MCD           McDonald's Corporation                                       7.08%            582       57.87       33,681
PNRA          Panera Bread Company (Class A) *                             0.17%             19       42.57          809
PETS          PetMed Express, Inc. *                                       0.21%             59       16.91          998
PETM          PetSmart, Inc.                                               0.17%             41       19.40          795
ROST          Ross Stores, Inc.                                            0.25%             37       31.62        1,170
STRA          Strayer Education, Inc.                                      0.18%              4      212.09          848
TRLG          True Religion Apparel, Inc. *                                0.20%             59       16.44          970
DIS           The Walt Disney Company                                      3.33%            625       25.33       15,831

Consumer Staples (8.47%):
BF/B          Brown-Forman Corporation                                     0.29%             30       45.68        1,370
CALM          Cal-Maine Foods, Inc.                                        0.31%             52       28.59        1,487
CLX           The Clorox Company                                           0.65%             52       59.21        3,079
INB BB        INBEV NV #                                                   0.83%             98       40.48        3,967
K             Kellogg Company                                              1.57%            149       49.99        7,449
SPTN          Spartan Stores, Inc.                                         0.17%             31       26.10          809
THS           TreeHouse Foods, Inc. *                                      0.49%             78       29.70        2,317
WMT           Wal-Mart Stores, Inc.                                        4.16%            361       54.75       19,765

Energy (4.33%):
BP/ LN        BP Plc #                                                     0.83%            492        8.04        3,957
MCF           Contango Oil & Gas Company *                                 0.40%             39       48.43        1,889
ENI IM        Eni SpA #                                                    0.83%            173       22.82        3,949
ESV           ENSCO International Incorporated                             0.22%             26       39.98        1,039
NE            Noble Corporation +                                          0.32%             47       32.51        1,528
OXY           Occidental Petroleum Corporation                             1.73%            150       54.73        8,209

                    Schedule of Investments (cont'd.)

               Target VIP Portfolio, November 2008 Series
                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Financials (16.33%):
ALV GR      Allianz AG #                                                   0.84%             50     $ 79.68     $  3,984
AV/ LN      Aviva Plc #                                                    0.83%            694        5.69        3,950
CS FP       AXA S.A. #                                                     0.83%            202       19.53        3,946
BBVA SM     Banco Bilbao Vizcaya Argentaria, S.A. #                        0.83%            358       11.05        3,957
OZRK        Bank of the Ozarks, Inc.                                       0.27%             42       30.45        1,279
SCHW        The Charles Schwab Corporation                                 1.06%            271       18.54        5,024
CHCO        City Holding Company                                           0.33%             40       39.46        1,578
CBU         Community Bank System, Inc.                                    0.39%             80       23.21        1,857
ACA FP      Credit Agricole S.A. #                                         0.83%            298       13.26        3,952
DBK GY      Deutsche Bank AG #                                             0.83%            105       37.53        3,940
DCOM        Dime Community Bancshares                                      0.27%             83       15.64        1,298
EZPW        EZCORP, Inc. *                                                 0.30%             87       16.64        1,448
FFIN        First Financial Bankshares, Inc.                               0.55%             51       51.32        2,617
HBHC        Hancock Holding Company                                        0.69%             78       41.88        3,267
ISP IM      Intesa Sanpaolo #                                              0.83%          1,104        3.59        3,959
NITE        Knight Capital Group, Inc. *                                   0.70%            227       14.58        3,310
MCO         Moody's Corporation                                            0.27%             53       23.97        1,270
ONB         Old National Bancorp                                           0.63%            163       18.40        2,999
SAFT        Safety Insurance Group, Inc.                                   0.32%             41       36.68        1,504
SAN SM      Santander Central Hispano S.A. #                               0.83%            388       10.20        3,959
SF          Stifel Financial Corp. *                                       0.55%             60       43.46        2,608
RUKN VX     Swiss Re #                                                     0.83%            100       39.39        3,939
TRV         The Travelers Companies, Inc.                                  1.24%            143       41.15        5,884
TRST        TrustCo Bank Corp NY                                           0.45%            184       11.68        2,149
ZURN VX     Zurich Financial Services AG #                                 0.83%             21      188.18        3,952

Health Care (12.64%):
AMGN        Amgen Inc. *                                                   5.96%            468       60.53       28,328
BCR         C.R. Bard, Inc.                                                0.74%             41       85.80        3,518
CPSI        Computer Programs and Systems, Inc.                            0.17%             29       27.61          801
CRY         CryoLife, Inc. *                                               0.17%             61       13.10          799
ESRX        Express Scripts, Inc. *                                        1.56%            129       57.57        7,426
FRX         Forest Laboratories, Inc. *                                    0.61%            125       23.07        2,884
GTIV        Gentiva Health Services, Inc. *                                0.33%             63       25.02        1,576
GILD        Gilead Sciences, Inc. *                                        1.56%            159       46.71        7,427
LHCG        LHC Group Inc. *                                               0.24%             35       33.03        1,156
MMSI        Merit Medical Systems, Inc. *                                  0.26%             69       17.82        1,230
OSIP        OSI Pharmaceuticals, Inc. *                                    0.17%             21       37.98          798
STE         STERIS Corporation                                             0.17%             24       33.03          793
VPHM        ViroPharma Incorporated *                                      0.48%            187       12.14        2,270
VVUS        VIVUS, Inc. *                                                  0.22%            172        6.00        1,032

                    Schedule of Investments (cont'd.)

               Target VIP Portfolio, November 2008 Series
                                 FT 1840


At the Opening of Business on the Initial Date of Deposit-October 31, 2008


                                                                         Percentage       Number    Market      Cost of
Ticker Symbol and                                                        of Aggregate     of        Value       Securities to
Name of Issuer of Securities (1)(4)                                      Offering Price   Shares    per Share   the Trust (2)
___________________________________                                      ______________   ______    _________   _____________
Industrials (16.25%):
AVAV        Aerovironment Inc. *                                           0.38%             50     $ 36.19     $  1,809
AXYS        Axsys Technologies, Inc. *                                     0.52%             40       61.70        2,468
BECN        Beacon Roofing Supply, Inc. *                                  0.28%            102       13.15        1,341
CAT         Caterpillar Inc.                                               3.33%            423       37.37       15,808
CLHB        Clean Harbors, Inc. *                                          0.74%             56       62.57        3,504
DPW GY      Deutsche Post AG #                                             0.83%            353       11.21        3,956
DOV         Dover Corporation                                              0.73%            111       31.42        3,488
FAST        Fastenal Company                                               0.22%             26       39.82        1,035
GE          General Electric Company                                       3.33%            818       19.35       15,828
GWR         Genesee & Wyoming Inc. (Class A) *                             0.51%             77       31.32        2,412
HA          Hawaiian Holdings, Inc. *                                      0.16%            118        6.44          760
HTLD        Heartland Express, Inc.                                        0.73%            243       14.33        3,482
HUBG        Hub Group, Inc. *                                              0.55%             88       29.74        2,617
NCI         Navigant Consulting, Inc. *                                    0.34%            114       14.22        1,621
NSC         Norfolk Southern Corporation                                   1.25%            101       58.84        5,943
ODFL        Old Dominion Freight Line, Inc. *                              0.54%             92       28.01        2,577
RHI         Robert Half International Inc.                                 0.36%             94       18.25        1,715
SXE         Stanley Inc. *                                                 0.35%             54       30.99        1,673
GWW         W.W. Grainger, Inc.                                            0.76%             47       76.80        3,610
WAB         Wabtec Corporation                                             0.17%             21       39.07          820
WGOV        Woodward Governor Company                                      0.17%             25       32.04          801

Information Technology (14.09%):
ADBE        Adobe Systems Incorporated *                                   1.71%            302       26.86        8,112
ALTR        Altera Corporation                                             0.80%            213       17.91        3,815
CHKP        Check Point Software Technologies Ltd. +*                      0.17%             40       20.25          810
FLIR        FLIR Systems, Inc. *                                           0.17%             25       31.84          796
LLTC        Linear Technology Corporation                                  0.17%             35       22.70          794
MANT        ManTech International Corporation *                            0.17%             16       51.00          816
MCHP        Microchip Technology Incorporated                              0.55%            104       25.00        2,600
MSFT        Microsoft Corporation                                          4.16%            874       22.63       19,779
ORCL        Oracle Corporation *                                           3.31%            858       18.32       15,719
QCOM        QUALCOMM Inc.                                                  2.32%            277       39.72       11,002
QSII        Quality Systems, Inc.                                          0.56%             73       36.23        2,645

Materials (1.28%):
BAS GY      BASF AG #                                                      0.83%            128       30.92        3,958
IPHS        Innophos Holdings, Inc.                                        0.28%             51       25.60        1,306
RKT         Rock-Tenn Company (Class A)                                    0.17%             28       28.66          802

Telecommunication Services (5.94%):
T           AT&T Inc.                                                      3.33%            584       27.10       15,826
BT/A LN     BT Group Plc #                                                 0.83%          1,713        2.31        3,959
TIT IM      Telecom Italia SpA #                                           0.83%          3,508        1.13        3,958
TLSN SS     TeliaSonera AB #                                               0.95%          1,000        4.53        4,530

Utilities (2.79%):
ED          Consolidated Edison, Inc. (Con Edison)                         0.22%             24       43.73        1,050
D           Dominion Resources, Inc.                                       0.39%             51       36.27        1,850
ENEL IM     Enel SpA #                                                     0.83%            583        6.77        3,949
LG          The Laclede Group, Inc.                                        0.59%             53       52.76        2,796
NWN         Northwest Natural Gas Company                                  0.70%             66       50.11        3,307
TE          TECO Energy, Inc.                                              0.06%             21       12.88          270
                                                                         _______                                ________
                 Total Investments                                       100.00%                                $475,271
                                                                         =======                                ========
___________

See "Notes to Schedules of Investments" on page 29.


                         Schedule of Investments

         Value Line(R) Target 25 Portfolio, November 2008 Series
                                 FT 1840


                    At the Opening of Business on the
                Initial Date of Deposit-October 31, 2008


                                                                        Percentage
                                                                        of Aggregate    Number      Market        Cost of
Ticker Symbol and                                                       Offering        of          Value per     Securities to
Name of Issuer of Securities (1)(4)                                     Price           Shares      Share         the Trust (2)
___________________________________                                     ____________    ______      _________     _____________
COMMON STOCKS (100.00%):

Consumer Discretionary (35.60%):
ARO         Aeropostale, Inc. *                                           1.01%           72        $ 23.28       $  1,676
AZO         AutoZone, Inc. *                                              2.43%           33         122.10          4,029
BIG         Big Lots, Inc. *                                              1.01%           74          22.70          1,680
BKE         The Buckle, Inc. (5)                                          1.02%           44          38.37          1,688
BWLD        Buffalo Wild Wings Inc. *                                     1.01%           62          27.00          1,674
DLTR        Dollar Tree, Inc. *                                           1.00%           43          38.60          1,660
FDO         Family Dollar Stores, Inc.                                    1.01%           62          27.03          1,676
JOSB        Jos. A. Bank Clothiers, Inc. *                                1.00%           66          25.16          1,661
MCD         McDonald's Corporation                                       22.60%          648          57.87         37,500
PNRA        Panera Bread Company (Class A) *                              1.00%           39          42.57          1,660
ROST        Ross Stores, Inc.                                             1.49%           78          31.62          2,466
STRA        Strayer Education, Inc.                                       1.02%            8         212.09          1,697

Consumer Staples (25.95%):
SPTN        Spartan Stores, Inc.                                          1.01%           64          26.10          1,670
WMT         Wal-Mart Stores, Inc.                                        24.94%          756          54.75         41,391

Health Care (25.91%):
AMGN        Amgen Inc. *                                                 21.88%          600          60.53         36,318
CPSI        Computer Programs and Systems, Inc.                           1.01%           61          27.61          1,684
CRY         CryoLife, Inc. *                                              1.00%          127          13.10          1,664
OSIP        OSI Pharmaceuticals, Inc. *                                   1.01%           44          37.98          1,671
STE         STERIS Corporation                                            1.01%           51          33.03          1,685

Industrials (10.53%):
AXYS        Axsys Technologies, Inc. *                                    1.00%           27          61.70          1,666
NSC         Norfolk Southern Corporation                                  7.52%          212          58.84         12,474
WAB         Wabtec Corporation                                            1.01%           43          39.07          1,680
WGOV        Woodward Governor Company                                     1.00%           52          32.04          1,666

Information Technology (1.01%):
MANT        ManTech International Corporation *                           1.01%           33          51.00          1,683

Materials (1.00%):
RKT         Rock-Tenn Company (Class A)                                   1.00%           58          28.66          1,662
                                                                        _______                                   ________
                 Total Investments                                      100.00%                                   $165,981
                                                                        =======                                   ========
___________

See "Notes to Schedules of Investments" on page 29.

Page 28


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on October 31, 2008. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. In accordance with Statement of Financial Accounting Standards No. 157 "Fair Value Measurements," each Trust's investments are classified as Level 1, which refers to securities traded in an active market. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                 Cost of Securities   Profit
                                                                 to Sponsor           (Loss)
                                                                 __________________   _______
The Dow(R) Target 10 Portfolio, November 2008 Series             $177,849             $ (354)
The Dow(R) Target Dividend Portfolio, November 2008 Series        163,861               (217)
Target Double Play Portfolio, November 2008 Series                160,177                (33)
Target Focus Four Portfolio, November 2008 Series                 348,058              1,041
Target Triad Portfolio, November 2008 Series                      458,512                562
Target VIP Portfolio, November 2008 Series                        473,760              1,511
Value Line(R) Target 25 Portfolio, November 2008 Series           165,856                125

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security (such figure adjusted to reflect any change in dividend policy announced subsequent to the most recently declared dividend) by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 5.00%, 2.50%, 11.50%, 20.75% and 17.22% of the investments of The Dow(R) Target Dividend Portfolio, November 2008 Series; Target Double Play Portfolio, November 2008 Series; Target Focus Four Portfolio, November 2008 Series; Target Triad Portfolio, November 2008 Series; and Target VIP Portfolio, November 2008 Series, respectively.

(5) Shares of The Buckle, Inc. are the subject of a three-for-two stock split effective October 31, 2008. As a result, the applicable Trust will receive post-split shares having the split-adjusted market value per share for the respective shares of The Buckle, Inc. which it owns as follows:

                                                          Post-Split    Shares
                                                          Shares        Owned
                                                          __________    ______
Target Double Play Portfolio, November 2008 Series        31            21
Target Focus Four Portfolio, November 2008 Series         42            28
Target VIP Portfolio, November 2008 Series                31            21
Value Line Target 25 Portfolio, November 2008 Series      66            44

(6) As of the Initial Date of Deposit, this Security has suspended paying dividends.

(7) This Security represents the common stock of a Real Estate
Investment Trust ("REIT").

+ This Security represents the common stock of a foreign company which trades directly or through an American Depositary Receipt ("ADR") on a U.S. national securities exchange.

# Each Security represents the common stock of a foreign company which trades directly on a foreign securities exchange.

* This Security has not paid a cash dividend in the 12 months prior to the Initial Date of Deposit.


                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 1840, consists of seven separate portfolios set forth below:

- Dow(R) Target 10 Nov. '08 - Term 11/30/09
(The Dow(R) Target 10 Portfolio, November 2008 Series)
- Dow(R) Target Dvd. Nov. '08 - Term 1/29/10
(The Dow(R) Target Dividend Portfolio, November 2008 Series)
- Target Dbl. Play Nov. '08 - Term 1/29/10
(Target Double Play Portfolio, November 2008 Series)
- Target Focus 4 Nov. '08 - Term 1/29/10
(Target Focus Four Portfolio, November 2008 Series)
- Target Triad Nov. '08 - Term 1/29/10
(Target Triad Portfolio, November 2008 Series)
- Target VIP Nov. '08 - Term 1/29/10
(Target VIP Portfolio, November 2008 Series)
- Value Line(R) Target 25 Nov. '08 - Term 1/29/10
(Value Line(R) Target 25 Portfolio, November 2008 Series)

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York Mellon as Trustee, FTP Services LLC ("FTPS") as FTPS Unit Servicing Agent and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended (the "1940 Act").

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from a Trust," to maintain the sound investment character of a Trust, and the proceeds received by a Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objective.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

              The Dow(R) Target 10 Portfolio

The Dow(R) Target 10 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Trust seeks to uncover stocks that may be out of favor or undervalued.
Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks.

The Dow(R) Target 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average(sm) ("DJIA(sm)") by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select an equally-weighted portfolio of the 10 highest dividend-yielding stocks for The Dow(R) Target 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(R) Target 10 Portfolio is considered to be a
Large-Cap Value Trust.


           The Dow(R) Target Dividend Portfolio

The Dow(R) Target Dividend Strategy selects a portfolio of the 20 stocks from the Dow Jones U.S. Select Dividend Index(sm) with the best overall ranking on both the change in return on assets over the last 12 months and price-to-book as a means to achieving its investment objective.

The Dow(R) Target Dividend Strategy stocks are determined as follows:

Step 1: We rank all 100 stocks contained in the Dow Jones U.S. Select Dividend Index(sm) as of two business days prior to the date of this prospectus (best [1] to worst [100]) by:

       - Greatest change in return on assets over the last 12 months. An increase in return on assets generally indicates improving business fundamentals.
       - Price-to-book. A lower, but positive, price-to-book ratio is generally used as an indication of value.

Step 2: We then select an equally-weighted portfolio of the 20 stocks with the best overall ranking on the two factors for The Dow(R) Target Dividend Strategy.

Companies which, as of the selection date, Dow Jones has announced will be removed from the Dow Jones U.S. Select Dividend Index(sm), or that are likely to be removed, based on Dow Jones selection criteria, from the Dow Jones U.S. Select Dividend Index(sm) within thirty days from the selection date, have been removed from the universe of securities from which The Dow(R) Target Dividend Strategy stocks are selected.

               Target Double Play Portfolio

The Target Double Play Portfolio invests in the common stocks of companies which are selected by applying two separate uniquely specialized strategies. While each of the strategies included in the Target Double Play Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Double Play Portfolio seeks to outperform the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Double Play Portfolio has been developed to address this purpose.

The composition of the Target Double Play Portfolio on the Initial Date of Deposit is as follows:

- Approximately 1/2 common stocks which comprise The Dow(R) Target Dividend Strategy; and

- Approximately 1/2 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "The Dow(R) Target Dividend

Portfolio." The Securities which comprise the Value Line(R) Target 25 Strategy component of the Target Double Play Portfolio were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy stocks are determined as follows:


Step 1: We start with the 100 stocks which Value Line(R), as of two business days prior to the initial date of deposit, gives their #1 ranking for Timeliness(TM), remove the stocks of financial companies and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.


Step 2: We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line Target 25 Strategy.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

                Target Focus Four Portfolio

The Target Focus Four Portfolio invests in the common stocks of companies which are selected by applying four separate uniquely specialized strategies. While each of the strategies included in the Target Focus Four Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target Focus Four Portfolio seeks to outperform the S&P 500 Index. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments has the potential to enhance your returns and help reduce your overall investment risk. The Target Focus Four Portfolio has been developed to address this purpose.

The composition of the Target Focus Four Portfolio on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(R) Target Dividend Strategy;

- Approximately 30% common stocks which comprise the S&P Target SMid 60
Strategy;

- Approximately 30% common stocks which comprise the Value Line(R) Target 25 Strategy; and

- Approximately 10% common stocks which comprise the NYSE(R)
International Target 25 Strategy.

The Securities which comprise The Dow(R) Target Dividend Strategy and Value Line(R) Target 25 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the captions "The Dow(R) Target Dividend Portfolio" and "Target Double Play Portfolio," respectively. The Securities which comprise the S&P Target SMid 60 Strategy and the NYSE (R) International Target 25 Strategy components of the Target Focus Four Portfolio were selected as follows:

S&P Target SMid 60 Strategy.

This small and mid-capitalization strategy is designed to identify stocks with improving fundamental performance and sentiment. The strategy focuses on small and mid-size companies because we believe they are more likely to be in an earlier stage of their economic life cycle than mature large-cap companies. In addition, the ability to take advantage of share price discrepancies is likely to be greater with smaller stocks than with more widely followed large-cap stocks. The S&P Target SMid 60 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the Standard & Poor's MidCap 400 Index ("S&P MidCap 400") and the Standard & Poor's SmallCap 600 Index ("S&P SmallCap 600") (excluding Registered Investment
Companies, Limited Partnerships and Business Development Companies) as of two business days prior to the date of this prospectus.

Step 2: We rank the stocks in each index by price to book value and select the best quartile from each index-100 stocks from the S&P MidCap 400 and 150 stocks from the S&P SmallCap 600 with the lowest, but positive, price to book ratio.

Step 3: We rank each remaining stock on three factors:

        -  Price to cash flow;
        -  12-month change in return on assets;
        -  3-month price appreciation.

Step 4: We eliminate any stock with a market capitalization of less than $250 million and with average daily trading volume of less than $250,000.

Step 5: The 30 stocks from each index with the highest combined ranking on the three factors set forth in Step 3 are selected for the portfolio.

Step 6: The stocks selected from the S&P MidCap 400 are given approximately twice the weight of the stocks selected from the S&P SmallCap 600.

NYSE(R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE(R) International Target 25 Strategy provides investors with a way to strategically invest in foreign companies. The NYSE(R) International Target 25 Strategy stocks are determined as follows:

Step 1: We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The index consists of the 100 largest non-U.S. stocks trading on the New York Stock Exchange.

Step 2: We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3: We rank each remaining stock on two factors:

        -  Price to book
        -  Price to cash flow
           Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4: We purchase an approximately equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.

                  Target Triad Portfolio

The Target Triad Portfolio invests in the common stocks of companies which are selected by applying three separate uniquely specialized strategies. Finding the right mix of investments is a key factor to successful investing. Because different investments often react differently to economic and market changes, diversifying among low-correlated investments primarily helps to reduce volatility and also has the potential to enhance your returns. The Target Triad Portfolio, whose objective is to provide the potential for above-average capital appreciation, has been developed for this purpose.

The composition of the Target Triad Portfolio on the Initial Date of Deposit is as follows:

- Approximately 10% common stocks which comprise the NYSE(R)
International Target 25 Strategy;

- Approximately 30% common stocks which comprise the Target Diversified Dividend Strategy; and

- Approximately 60% common stocks which comprise the Target Growth
Strategy.

The Securities which comprise the NYSE(R) International Target 25
Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "Target Focus Four
Portfolio." The Securities which comprise the Target Diversified
Dividend Strategy and the Target Growth Strategy components of the Target Triad Portfolio were selected as follows:

Target Diversified Dividend Strategy.

The Target Diversified Dividend Strategy seeks to provide the potential for above-average total return through a combination of capital appreciation and dividend income by adhering to a simple investment strategy; however, there is no assurance the objective will be met. The Target Diversified Dividend Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

        -  Minimum market capitalization of $250 million;
        -  Minimum three-month average daily trading volume of $1.5 million;
           and
        -  Minimum stock price of $5.

Step 2: We eliminate Real Estate Investment Trusts ("REITs"), American Depositary Receipts, Registered Investment Companies and Limited
Partnerships.

Step 3: We select only those stocks with positive three-year dividend growth.

Step 4: We rank each remaining stock on three factors:

        -  Indicated dividend yield - 50%;
        -  Price to book - 25%; and
        -  Payout ratio - 25%.

Step 5: We purchase an approximately equally-weighted portfolio consisting of four stocks from each of the ten major market sectors with the highest combined ranking on the three factors.

Target Growth Strategy.

The Target Growth Strategy invests in stocks with large market capitalizations which have recently exhibited certain positive financial attributes. The Target Growth Strategy stocks are determined as follows:

Step 1: We begin with all stocks traded on a U.S. exchange as of two business days prior to the date of this prospectus and screen for the following:

        -  Minimum market capitalization of $6 billion;
        -  Minimum three month average daily trading volume of $5 million; and
        -  Minimum stock price of $5.

Step 2: We eliminate REITs, American Depositary Receipts, Registered Investment Companies and Limited Partnerships.

Step 3: We select only those stocks with positive one year sales growth.

Step 4: We rank the remaining stocks on three factors:

        -  Sustainable growth rate;
        -  Change in return on assets; and
        -  Recent price appreciation.

Step 5: We purchase an approximately equally-weighted portfolio of the 30 stocks with the highest combined ranking on the three factors, subject to a maximum of six stocks from any one of the ten major market sectors.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Triad Portfolio is considered to be a Large-Cap Value Trust.


                   Target VIP Portfolio

The Target VIP Portfolio invests in the common stocks of companies which are selected by applying six separate uniquely specialized strategies. While each of the strategies included in the Target VIP Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. The Target VIP Portfolio seeks to outperform the S&P 500 Index. The Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(R) DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise The S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise the Value Line(R) Target 25 Strategy portion of the Trust were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio." The Securities which comprise The Dow(R) DART 5 Strategy, the European Target 20 Strategy, The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy and the Target Small-Cap Strategy portions of the Trust were selected as follows:

The Dow(R) Dividend and Repurchase Target 5 Strategy.

The Dow(R) DART 5 Strategy selects a portfolio of DJIA(sm) stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(R) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select an approximately equally-weighted portfolio of the five stocks with the greatest change in return on assets in the most recent year as compared to the previous year for The Dow(R) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy stocks are determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are domiciled in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of two business days prior to the date of this prospectus.

Step 2: We select an approximately equally-weighted portfolio of the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than approximately 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the S&P 500 Index which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

        - Trailing four quarters' return on assets, which is net income divided by average assets. Those stocks with high return on assets achieve better rankings.
        - Buyback yield, which measures the percentage decrease in common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.
        - Bullish interest indicator, which compares the number of shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3: The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors from which stocks are selected.

Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The NASDAQ Stock Market(R) ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.

The stocks which comprise the Target Small-Cap Strategy are weighted by market capitalization.

             Value Line(R) Target 25 Portfolio

The Securities which comprise the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above under the caption "Target Double Play Portfolio."

Other Considerations.

Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe a trust. These characteristics are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a trust on the trust's initial date of deposit must fall into either the growth or value category for a trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend trusts. Both the weighted average market capitalization of a trust and at least half of the Securities in a trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $2.5 billion; Mid-Cap- $2.5 billion to $10 billion; Large-Cap-over $10 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

Of course, as with any similar investments, there can be no assurance that the objective of a Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in a Trust.

"Dow Jones Industrial Average(sm)," "Dow(R)," "DJIA(sm)" and "Dow Jones U.S. Select Dividend Index(sm)" are trademarks or service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(R) Target 10 Portfolio, The Dow(R) Target Dividend Portfolio, the
Target Double Play Portfolio, the Target Focus Four Portfolio and the
Target VIP Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its indexes.

"S&P(R)," "S&P 500(R)," "S&P MidCap 400," "S&P SmallCap 600" and
"Standard & Poor's(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Target Focus Four Portfolio and the Target VIP Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such

Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. and/or First Trust Advisors L.P. The Target Double Play Portfolio, the Target Focus Four Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.

"NYSE" is a registered trademark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios L.P. The Target Focus Four Portfolio and the Target Triad Portfolio, which use the "NYSE International Target 25 Strategy," based on the NYSE International 100 Index(sm), are not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(sm), Dow Jones U.S. Select Dividend Index(sm), Nasdaq-100 Index, NYSE International 100 Index(sm), S&P 500 Index, S&P MidCap 400 Index and S&P SmallCap 600 Index are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 13-month life of The Dow(R) Target 10 Portfolio and the 15-month life of The Dow(R) Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Triad Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Three of the Securities in the Value Line(R) Target 25 Portfolio and three of the Securities in the Target Double Play Portfolio represent approximately 69.42% and 34.71%, respectively, of the value of such Trust. If these stocks decline in value, you may lose a substantial portion of your investment.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

Concentration Risk. When at least 25% of a Trust's portfolio is invested in securities issued by companies within a single sector, the Trust is considered to be concentrated in that particular sector. A portfolio concentrated in a single sector may present more risks than a portfolio broadly diversified over several sectors.


The Dow(R) Target Dividend Portfolio is concentrated in stocks of financial companies. The Target Double Play Portfolio is concentrated in stocks of consumer product companies. The Target Focus Four Portfolio is concentrated in stocks of consumer product companies. The Target Triad Portfolio is concentrated in stocks of consumer product companies. The Target VIP Portfolio is concentrated in stocks of consumer product companies. The Value Line(R) Target 25 Portfolio is concentrated in stocks of consumer products and health care companies.

Consumer Products. Collectively, consumer discretionary companies and consumer staples companies are categorized as consumer products companies. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Financials. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; decreases in the availability of capital; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Recent negative developments relating to the subprime mortgage market have adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers.


Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.


Health Care. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Health care facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.



REITs. One of the Securities in the Target Focus Four Portfolio is issued by a REIT. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.


Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Foreign Securities. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile than the securities markets of the U.S. and developed foreign markets.


The purchase and sale of the foreign Securities, other than foreign Securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Because foreign securities exchanges may be open on different days than the days during which investors purchase or redeem Units, the value of a Trust's Securities may change on days when investors are not able to purchase or redeem Units. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Target VIP Portfolio is maintained by Euroclear, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee. In the event the Trustee informs the Sponsor of any material change in the custody risks associated with maintaining assets with the entity listed above, the Sponsor will instruct the Trustee to take such action as the Sponsor deems appropriate to minimize such risk.


Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities not listed on a U.S. securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators, hedge funds and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

Small-Cap Companies. Certain of the Securities in certain of the Trusts are issued by companies with market capitalizations of less than $2.5 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., Lorillard, Inc., Microsoft Corporation and Reynolds American Inc. or any of the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or threatened litigation will have on the value of the Securities.

           Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Dow Jones U.S. Select Dividend Index(sm) and the S&P 500 Index in each of the full years listed below (and as of the most recent month).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Dow Jones U.S. Select Dividend Index(sm). The Dow Jones U.S. Select Dividend Index(sm) consists of 100 dividend-paying stocks, weighted by their indicated annualized yield. Eligible stocks are selected from a universe of all dividend-paying companies in the Dow Jones U.S. Total Market Index(sm) that have a non-negative historical five-year dividend-per-share growth rate, a five-year average dividend to earnings-per-share ratio of less than or equal to 60% and a three-month average daily trading volume of 200,000 shares.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

                            COMPARISON OF TOTAL RETURN(2)

   (Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                          Hypothetical Strategy Total Returns(1)

           The        The Dow(R)  Target     Target                            Value                      Dow Jones
           Dow(R)     Target      Double     Focus      Target     Target      Line(R)                    U.S. Select
           Target 10  Dividend    Play       Four       Triad      VIP         Target 25                  Dividend    S&P 500
Year       Strategy   Strategy    Strategy   Strategy   Strategy   Strategy    Strategy       DJIA(sm)    Index(sm)   Index
_______    _________  __________  ________   ________   ________   ________    _________      _______     _________   _______
1972        19.81%                                                                             18.48%                   19.00%
1973         1.72%                                                                            -13.28%                  -14.69%
1974        -3.22%                                                                            -23.57%                  -26.47%
1975        53.89%                                                                             44.75%                   37.23%
1976        32.86%                                                                             22.82%                   23.93%
1977        -4.27%                                                                            -12.84%                   -7.16%
1978        -2.52%                                                                              2.79%                    6.57%
1979        10.54%                                                                             10.55%                   18.61%
1980        25.27%                                                                             22.16%                   32.50%
1981         4.99%                                                                             -3.57%                   -4.92%
1982        24.77%                                                                             27.11%                   21.55%
1983        36.46%                                                                             25.96%                   22.56%
1984         5.44%                                                                              1.30%                    6.27%
1985        27.33%                                                              32.04%         33.55%                   31.72%
1986        33.01%                                                              20.03%         27.10%                   18.67%
1987         3.27%                                                              16.91%          5.48%                    5.25%
1988        22.00%                                                              -9.36%         16.14%                   16.56%
1989        23.91%                                                              47.97%         32.19%                   31.62%
1990       -10.13%                                                   -0.85%      2.97%         -0.56%                   -3.10%
1991        32.64%                                                   57.04%     83.58%         24.19%                   30.40%
1992         5.27%      28.71%      12.48%                            4.16%     -2.50%          7.41%     22.65%         7.61%
1993        24.33%      18.24%      21.67%                           22.10%     25.10%         16.93%     14.59%        10.04%
1994         1.71%      -8.33%       2.05%                            2.16%     12.31%          5.01%     -0.19%         1.32%
1995        34.01%      46.89%      49.39%                           42.87%     52.00%         36.87%     42.80%        37.54%
1996        25.50%      16.18%      35.28%     26.76%     21.17%     38.69%     54.09%         28.89%     25.08%        22.94%
1997        18.92%      40.70%      37.31%     37.53%     35.10%     25.93%     34.13%         24.94%     37.83%        33.35%
1998         8.03%       2.90%      47.07%     31.07%     27.56%     51.14%     90.75%         18.15%      4.33%        28.58%
1999         2.55%      -6.61%      53.01%     45.40%     32.10%     48.87%    111.46%         27.21%     -4.08%        21.04%
2000         3.27%      25.82%       7.06%      9.65%     11.97%     -4.72%    -10.57%         -4.71%     24.86%        -9.10%
2001        -5.20%      40.61%      20.17%     20.44%      5.07%    -11.13%     -0.01%         -5.43%     13.09%       -11.88%
2002       -11.07%      -0.89%     -12.43%    -11.10%    -11.60%    -21.39%    -23.79%        -15.01%     -3.94%       -22.09%
2003        25.25%      32.16%      35.73%     39.21%     38.49%     34.94%     39.36%         28.26%     30.16%        28.67%
2004         1.85%      18.98%      20.51%     21.88%     18.70%     13.18%     21.88%          5.30%     18.14%        10.87%
2005        -7.43%       2.31%      11.06%      9.03%     12.47%      6.80%     19.71%          1.72%      3.79%         4.91%
2006        27.16%      17.72%       9.22%     14.35%     17.74%     11.89%      1.44%         19.03%     19.54%        15.78%
2007        -0.54%       1.11%      12.43%      7.02%     13.45%      9.26%     24.35%          8.87%     -5.16%         5.49%
2008       -21.08%     -18.19%     -27.69%    -24.67%    -24.58%    -28.08%    -36.61%        -16.57%    -12.55%       -19.27%
(thru 9/30)
________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested monthly (except for the Dow Jones U.S. Select Dividend Index(sm), which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, each Strategy achieved a greater average annual total return than that of its corresponding index:

                                     Average Annual
Strategy                             Total Return      Corresponding Index                                           Index Return
________                             __________        ___________________                                           ____________
The Dow(R) Target 10 Strategy        12.57%            DJIA(sm) (from 01/01/72 through 12/31/07)                     11.68%
The Dow(R) Target Dividend Strategy  16.04%            Dow Jones U.S. Select Dividend Index(sm) (from 01/01/92       14.30%
                                                       through 12/31/07)
                                                       S&P 500 Index (from 01/01/92 through 12/31/07)                10.30%
Target Double Play Strategy          21.28%            S&P 500 Index (from 01/01/92 through 12/31/07)                10.30%
Target Focus Four Strategy           19.90%            S&P 500 Index (from 01/01/96 through 12/31/07)                 9.31%
Target Triad Strategy                17.72%            S&P 500 Index (from 01/01/96 through 12/31/07)                 9.31%
Target VIP Strategy                  16.27%            S&P 500 Index (from 01/01/90 through 12/31/07)                10.54%
Value Line(R) Target 25 Strategy     24.06%            S&P 500 Index (from 01/01/85 through 12/31/07)                12.60%

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934, as amended.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is generally $1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from December 19, 2008 through February 20, 2009. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
________________             ____________     __________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of a Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.


The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The NASDAQ Stock Market(R), their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation, as may be the case with certain foreign Securities listed on a foreign securities exchange). For purposes of valuing Securities traded on The NASDAQ Stock Market(R), closing sale price shall mean the NASDAQ(R) Official Closing Price as determined by The NASDAQ Stock Market LLC. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). The Evaluator, at its discretion, may make adjustments to the prices of Securities held by a Trust if an event occurs after the close of the market on which a Security normally trades but before the Evaluation Time, depending on the nature and significance of the event, consistent with applicable regulatory guidance relating to fair value pricing. This may occur particularly with respect to foreign securities held by a Trust in which case the Trust may make adjustments to the last closing sales price to reflect more accurately the fair value of the Securities as of the Evaluation Time. If current ask prices are unavailable, or if available but determined by the Evaluator to not be appropriate, the valuation is generally determined:


a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. The aggregate underlying value of non-U.S. listed Securities is computed on the basis of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trusts. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                               Additional
(in millions)                             Concession
_____________________                     ___________
$25 but less than $100                    0.050%
$100 but less than $150                   0.075%
$150 but less than $250                   0.100%
$250 but less than $500                   0.115%
$500 but less than $750                   0.125%
$750 but less than $1,000                 0.130%
$1,000 but less than $1,500               0.135%
$1,500 but less than $2,000               0.140%
$2,000 but less than $3,000               0.150%
$3,000 but less than $4,000               0.160%
$4,000 but less than $5,000               0.170%
$5,000 or more                            0.175%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of these Trusts and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing trading or purchasing trading systems to process Unit trades. Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trusts, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units. In addition, as compensation for purchasing a portion of the unit investment trust business of Citigroup Global Markets Inc. ("CGMI"), we will pay CGMI a fee based on the dollar amount of proceeds from unit investment trusts formerly sponsored by CGMI which are invested in trusts sponsored by us which equates to $3.50 per $1,000 invested. This payment will be made out of our profits and not from assets of a Trust.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for a Trust. A Trust will pay for such services at standard commission rates.

FTP Services LLC, an affiliate of ours, acts as FTPS Unit Servicing Agent to the Trusts with respect to a Trust's FTPS Units. FTPS Units are Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. In all other respects, FTPS Units are identical to other Units. FTP Services LLC will be compensated for providing shareholder services to the FTPS Units.

The fees payable to First Trust Advisors L.P., FTP Services LLC and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain service marks, trademarks and/or trade names of Dow Jones, Standard & Poor's, The NASDAQ Stock Market LLC, NYSE and/or Value Line(R);

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of a Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

Federal Tax Matters.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trusts. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Trusts.

Each Trust is expected to hold one or more of the following:

(i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and

(ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

It is possible that a Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a Trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of a Trust's Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of a Trust's Assets.

Trust Status.

If the Trusts are at all times operated in accordance with the documents establishing the Trusts and certain requirements of federal income tax law are met, the Trusts will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital, as discussed below).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2011.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

Dividends from Stocks.

Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2011.

Dividends from REIT Shares.

Some dividends on the REIT Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2011.

Dividends Received Deduction.

Generally, a domestic corporation owning Units in a Trust may be eligible for the dividends received deduction with respect to such Unit owner's pro rata portion of certain types of dividends received by such Trust from certain domestic corporations. However, a corporation that owns Units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

Rollovers.

If you elect to be a Rollover Unit holder and have your proceeds from your Trust rolled over into a future series of such Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of the Trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your Units at any time prior to 30 business days before a Trust's Mandatory Termination Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by a Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

Some distributions by certain Trusts may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through a Trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your Trust or to you.

Based on the advice of Carter Ledyard & Milburn LLP, special counsel to the Trusts for New York tax matters, under the existing income tax laws of the State and City of New York, assuming that the Trusts are not treated as corporations for federal income tax purposes, the Trusts will not be taxed as corporations for New York State and New York City tax purposes, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. For purposes of record-keeping, the Trustee will treat the FTPS Unit Servicing Agent as sole Record Owner of FTPS Units on its books. The FTPS Unit Servicing Agent will keep a record of all individual FTPS Unit holders, the actual Record Owners of such Units, on its books. It is your responsibility to notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units and FTPS Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of a Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of such Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. All Unit holders will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of such Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units). In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow (R) Target 10 Portfolio, The Dow (R) Target Dividend Portfolio, the Target Double Play Portfolio, or the Value Line (R) Target 25 Portfolio, or 5,000 Units of the Target Focus Four Portfolio, the Target Triad Portfolio or the Target VIP Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. The In-Kind Distribution option is generally not available to FTPS Unit holders. No In-Kind Distribution requests submitted during the 30 business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee (or the FTPS Unit Servicing Agent in the case of FTPS Units) in writing of your election by the "Rollover Notification Date" stated in the "Summary of Essential Information." If you make this election you will be considered a "Rollover Unit holder," and your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as "Distribution Agent," during the "Special Redemption and Liquidation Period" set forth in the "Summary of Essential Information." The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such;

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust; or

- As a result of the ownership of the Security, a Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover Option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. The Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

 Information on the Sponsor, Trustee, FTPS Unit Servicing
                    Agent and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $105 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and the Securities Investor Protection
Corporation. Our principal offices are at 120 East Liberty Drive,
Wheaton, Illinois 60187; telephone number (800) 621-1675. As of December 31, 2007, the total consolidated partners' capital of First Trust
Portfolios L.P. and subsidiaries was $56,998,038 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on

Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The FTPS Unit Servicing Agent.

The FTPS Unit Servicing Agent is FTP Services LLC, an Illinois limited liability company formed in 2005 and an affiliate of the Sponsor. FTP Services LLC acts as record keeper, shareholder servicing agent and distribution agent for Units which are purchased and sold through the Fund/SERV(R) trading system or on a manual basis through FTP Services LLC. FTP Services LLC provides FTPS Units with administrative and distribution related services as described in this prospectus. The FTPS Unit Servicing Agent's address is 120 East Liberty Drive, Wheaton, Illinois 60187. If you have questions regarding the FTPS Units, you may call the FTPS Unit Servicing Agent at (866) 514-7768. The FTPS Unit Servicing Agent has not participated in selecting the Securities; it only provides administrative services to the FTPS Units. Fund/SERV(R) is a service of National Securities Clearing Corporation, a subsidiary of The Depository Trust & Clearing Corporation.

Limitations of Liabilities of Sponsor, FTPS Unit Servicing Agent and
Trustee.

Neither we, the FTPS Unit Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the FTPS Unit Servicing Agent and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 120 East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor, FTPS Unit Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor, FTPS Unit Servicing Agent or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The NASDAQ Stock Market LLC.

The Target VIP Portfolio is not sponsored, endorsed, sold or promoted by The NASDAQ Stock Market LLC. (including its affiliates) (Nasdaq, with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the Target VIP Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of the Target VIP Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Target VIP Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or the Target VIP Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the Target VIP Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the Target VIP Portfolio to be issued or in the determination or calculation of the equation by which the Target VIP Portfolio is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Target VIP Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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                             First Trust(R)

                Dow(R) Target 10 Nov. '08 - Term 11/30/09
                Dow(R) Target Dvd. Nov. '08 - Term 1/29/10
                 Target Dbl. Play Nov. '08 - Term 1/29/10
                  Target Focus 4 Nov. '08 - Term 1/29/10
                   Target Triad Nov. '08 - Term 1/29/10
                    Target VIP Nov. '08 - Term 1/29/10
             Value Line(R) Target 25 Nov. '08 - Term 1/29/10

                                 FT 1840

                                Sponsor:

                       First Trust Portfolios L.P.
                       Member SIPC o Member FINRA
                         120 East Liberty Drive
                         Wheaton, Illinois 60187
                             1-800-621-1675

   FTPS Unit Servicing Agent:                     Trustee:

        FTP Services LLC                 The Bank of New York Mellon

     120 East Liberty Drive                  101 Barclay Street
     Wheaton, Illinois 60187              New York, New York 10286
         1-866-514-7768                        1-800-813-3074
                                            24-Hour Pricing Line:
                                               1-800-446-0132

                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

 This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-153185) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington
 D.C. Information regarding the operation of the SEC's Public Reference
               Room may be obtained by calling the SEC at
                             1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                         SEC's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the SEC
                     100 F Street, N.E.
                     Washington, D.C. 20549
     e-mail address: publicinfo@sec.gov


                            October 31, 2008

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 60


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 1840 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated October 31, 2008. Capitalized terms have been defined in the prospectus.


                                Table of Contents

Dow Jones & Company, Inc.                                       1
Standard & Poor's                                               2
The NASDAQ Stock Market LLC.                                    2
Value Line Publishing, Inc.                                     3
New York Stock Exchange                                         3
Risk Factors
   Securities                                                   4
   Dividends                                                    4
   Foreign Issuers                                              4
   Exchange Rates                                               5
   REITs                                                        8
   Small-Cap Companies                                          9
Litigation
   Microsoft Corporation                                        9
   Tobacco Industry                                            10
Concentrations
   Consumer Products                                           11
   Financials                                                  11
   Health Care                                                 14
Securities
   The Dow(R) DART 5 Strategy Stocks                           15
   The Dow(R) Target 10 Strategy Stocks                        15
   The Dow(R)Target Dividend Strategy Stocks                   16
   European Target 20 Strategy Stocks                          17
   The Nasdaq(R) Target 15 Strategy Stocks                     18
   NYSE(R) International Target 25 Strategy Stocks             19
   The S&P Target 24 Strategy Stocks                           21
   S&P Target SMid 60 Strategy Stocks                          22
   Target Diversified Dividend Strategy Stocks                 25
   Target Growth Strategy Stocks                               28
   Target Small-Cap Strategy Stocks                            29
   Value Line(R) Target 25 Strategy Stocks                     32

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones, the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm), which are determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm) and the Dow Jones U.S. Select Dividend Index(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(sm) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(sm) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM), THE DOW JONES U.S. SELECT DIVIDEND INDEX(sm) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX, THE S&P MIDCAP 400 INDEX, THE S&P SMALLCAP 600 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The NASDAQ Stock Market LLC.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trademarks or service marks of The NASDAQ Stock Market LLC (which with its affiliates are the "Corporations") and are licensed for use by us. The Target VIP

Portfolio has not been passed on by the Corporations as to its legality or suitability. The Target VIP Portfolio is not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Target VIP Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. and/or First Trust Advisors L.P. is VLPI's licensing to First Trust Portfolios L.P. and/or First Trust Advisors L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P. or First Trust Advisors L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. and/or First Trust Advisors L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered trademark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the trademark and service mark referenced above for use in connection with the NYSE
(R) International Target 25 Strategy of the Target Triad Portfolio and the Target Focus Four Portfolio.

NYSE does not: sponsor, endorse, sell or promote the Target Triad Portfolio or the Target Focus Four Portfolio; recommend that any person invest in the Target Triad Portfolio or the Target Focus Four Portfolio or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the Target Triad Portfolio or the Target Focus Four Portfolio; have any responsibility or liability for the administration, management or marketing of the Target Triad Portfolio or the Target Focus Four Portfolio; consider the needs of the Target Triad Portfolio or the Target Focus Four Portfolio or the owners of the Target Triad Portfolio or the Target Focus Four Portfolio in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the Target Triad Portfolio or the Target Focus Four Portfolio. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the Target Triad Portfolio or the Target Focus Four Portfolio, the owner of the Target Triad Portfolio or the Target Focus Four Portfolio, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the Target Triad Portfolio or the Target Focus Four Portfolio or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.


Foreign Issuers. Since certain of the Securities in The Dow(R)Target Dividend Portfolio, the Target Double Play Portfolio, the Target Focus Four Portfolio, the Target Triad Portfolio and the Target VIP Portfolio consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.


Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rates" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Exchange Rates. The Target VIP Portfolio contains Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the euro:

                         Foreign Exchange Rates
               Range of Fluctuations in Foreign Currencies

                       United Kingdom
 Annual                Pound Sterling/              Euro/
 Period                U.S. Dollar                  U.S. Dollar
 ______                _______________              ___________
 1983                  0.616-0.707                     N.A.
 1984                  0.670-0.864                     N.A.
 1985                  0.672-0.951                     N.A.
 1986                  0.643-0.726                     N.A.
 1987                  0.530-0.680                     N.A.
 1988                  0.525-0.601                     N.A.
 1989                  0.548-0.661                     N.A.
 1990                  0.504-0.627                     N.A.
 1991                  0.499-0.624                     N.A.
 1992                  0.499-0.667                     N.A.
 1993                  0.630-0.705                     N.A.
 1994                  0.610-0.684                     N.A.
 1995                  0.610-0.653                     N.A.
 1996                  0.583-0.670                     N.A.
 1997                  0.584-0.633                     N.A.
 1998                  0.584-0.620                     N.A.
 1999                  0.597-0.646                 0.845-0.999
 2000                  0.605-0.715                 0.968-1.209
 2001                  0.678-0.707                 1.045-1.194
 2002                  0.621-0.709                 0.953-1.164
 2003                  0.560-0.636                 0.794-0.929
 2004                  0.514-0.568                 0.738-0.844
 2005                  0.518-0.583                 0.743-0.857
 2006                  0.509-0.576                 0.755-0.839
 2007                  0.481-0.509                 0.683-0.767

Source: Bloomberg L.P.

                       End of Month Exchange Rates
                          for Foreign Currencies

                      United Kingdom
                      Pound Sterling/      Euro/
 Monthly Period       U.S. Dollar          U.S. Dollar
 ______________       _______________      ___________
 2005:
  January             .531                 .767
  February            .521                 .756
  March               .529                 .771
  April               .524                 .777
  May                 .548                 .809
  June                .558                 .826
  July                .569                 .825
  August              .555                 .811
  September           .567                 .832
  October             .565                 .834
  November            .578                 .848
  December            .580                 .844
 2006:
  January             .562                 .823
  February            .570                 .839
  March               .576                 .825
  April               .548                 .792
  May                 .535                 .781
  June                .541                 .782
  July                .535                 .783
  August              .525                 .780
  September           .534                 .789
  October             .524                 .784
  November            .509                 .755
  December            .510                 .758
 2007:
  January             .509                 .767
  February            .509                 .756
  March               .508                 .749
  April               .500                 .733
  May                 .505                 .743
  June                .498                 .738
  July                .492                 .731
  August              .496                 .734
  September           .488                 .701
  October             .481                 .690
  November            .486                 .683
  December            .504                 .685
 2008:
  January             .503                 .673
  February            .505                 .659
  March               .504                 .633
  April               .503                 .640
  May                 .504                 .643
  June                .502                 .635
  July                .504                 .641
  August              .549                 .682
  September           .562                 .710

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).


REITs. An investment in Units of the Target Focus Four Portfolio should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.

REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in the Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the Trust.


Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Litigation

Microsoft Corporation. Microsoft Corporation has been engaged in antitrust and unfair competition litigation with the U.S. Department of Justice, the District of Columbia, and several states. Microsoft reached a settlement in 2001 with the U.S. Department of Justice which was joined by nineteen states, while three other states reached separate settlements.

Microsoft is also involved in class action lawsuits alleging unfair competition and monopolization of markets for operating systems and certain software. The classes have consisted of both direct and indirect purchasers of Microsoft products. As of February 14, 2007, damages claims brought in class action cases by indirect purchasers have been dismissed under federal law and in 16 states. Additionally, two states have refused to certify these classes. However, classes have been certified in several states, and Microsoft has reached settlement agreements with many of these classes. The settlement agreements have received final approval in 17 states and the District of Columbia. Two other states have granted preliminary approval of settlements. The settlement agreements generally grant the class members vouchers entitling the holder to reimbursement.

Microsoft also faces antitrust and unfair competition litigation in Europe and Asia. On March 24, 2004, the European Commission (the "Commission") found that Microsoft violated the European Union Treaty's competition rules by abusing its market power. The Commission found that Microsoft abused its power by deliberately limiting the interoperability between PCs and non-Microsoft servers and bundling Windows Media Player with its Windows operating system. As remedial measures, Microsoft was ordered to disclose certain interface documentation to allow non-Microsoft servers to interact with Windows PCs and servers, and it was ordered to develop a new version of its Windows operating system without Windows Media Player. Microsoft was also fined $605 million by the Commission, and it was fined $351 million in 2006 for failure to comply with the Commission's disclosure order of 2004. Microsoft was fined again in February 2008, in the amount of $1.35 billion, for failure to comply with the 2004 order. Additionally, the Commission initiated two other formal investigations regarding Microsoft's alleged abuse of a dominant market position in January 2008. These investigations again involve the interoperability and the bundling of Microsoft products.

The Korean Fair Trade Commission ("KFTC") made similar anti-competitive findings regarding the bundling of instant messaging software and Windows Media Player with Microsoft's Windows operating systems. The KFTC issued an order in December 2005 which imposed a fine of $35 million and required a modified version of Windows be made available. On August 23, 2006, versions of Microsoft Windows mandated by the KFTC were released.

Microsoft is involved in several other lawsuits arising from both intellectual property issues and the normal operations of business. It is impossible to predict what impact any future litigation or settlement will have on Microsoft or the value of its stock.

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, five of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On December 15, 2005, the Illinois Supreme Court reversed a $10.1 billion verdict against Altria Group's Philip Morris USA division ("Philip Morris") in what is known as the Price case, ordering a lower court to dismiss the case in which the company was accused of defrauding customers into thinking "light" cigarettes were safer than regular ones. The Court held that the Federal Trade Commission specifically authorized the use of "light" and "low tar" to describe the cigarettes, and, therefore, Philip Morris is not liable under Illinois law. The initial $10.1 billion judgment in the Price case was handed down against Philip Morris by a trial court judge in March 2003. The Illinois Supreme Court took the unusual step of bypassing the appellate court in hearing the case on appeal directly from the trial court. The size of the original award put the company at risk for filing bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could have been in jeopardy. On May 5, 2006 the Illinois Supreme Court denied the plaintiff's motion for a rehearing.

In a suit brought by the Department of Justice against Altria and other cigarette companies, a U.S. District Court ruled on August 17, 2006, that the defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO"). However, the court refused to grant the $10 billion smoking cessation campaign and $4 billion youth counter-marketing campaign remedies requested by the government. The court did rule that Philip Morris must remove "light" and "ultra light" from its packaging. Altria is appealing this verdict.

On July 6, 2006, the Florida Supreme Court decertified a class and overturned a trial court's $145 billion punitive damages award against Philip Morris as excessive and improper as a matter of law. However, Philip Morris also faces several other potential class actions claiming that the marketing of "light" cigarettes deceived people into believing they are healthier, although those cases are not now perceived as a threat given the Price decision.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations


Consumer Products. An investment in Units of the Target Double Play
Portfolio, the Target Focus Four Portfolio, the Target Triad Portfolio, the Target VIP Portfolio and the Value Line(R) Target 25 Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products sector in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the sector are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financials. An investment in The Dow(R) Target Dividend Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Recent negative developments relating to the subprime mortgage market have adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing on favorable terms more difficult. In addition, the liquidity of certain debt instruments has been reduced or eliminated due to the lack of available market makers. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.


Health Care. An investment in the Value Line(R) Target 25 Portfolio should be made with an understanding of the problems and risks inherent in an investment in the health care sector in general. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, health care facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the health care field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the health care and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning health care are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums and promotion of pre-paid health care plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.


Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                       The Dow (R) DART 5 Strategy Stocks


AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. The company owns NBC Universal, which develops, produces and markets films, television, news, sports and special events programming to a global audience. In addition, a variety of financial services are offered through GE Commercial Finance.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.


                      The Dow (R) Target 10 Strategy Stocks


Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and internationally.

Caterpillar Inc., headquartered in Peoria, Illinois, makes earthmoving, construction and materials handling machinery and equipment and diesel engines. The company also provides various financial products and services.

Citigroup Inc., headquartered in New York, New York, operates one of the largest financial services companies in the United States. The company offers consumer, investment and private banking, life insurance and consumer finance products.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

General Electric Company, headquartered in Fairfield, Connecticut, manufactures major appliances, industrial and power systems, aircraft engines, turbines and generators, and equipment used in medical imaging. The company owns NBC Universal, which develops, produces and markets films, television, news, sports and special events programming to a global audience. In addition, a variety of financial services are offered through GE Commercial Finance.

Merck & Co. Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


                   The Dow (R) Target Dividend Strategy Stocks


Ashland Inc., headquartered in Covington, Kentucky, distributes industrial chemicals and solvents, markets Valvoline motor oil and automotive chemicals, performs contract construction work, and operates crude oil refineries.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Briggs & Stratton Corporation, headquartered in Wauwatosa, Wisconsin, is a producer of air-cooled gasoline engines and other gasoline engine powered equipment which are sold to manufacturers of lawn and garden equipment worldwide.

Eastman Chemical Company, headquartered in Kingsport, Tennessee, is a global chemical company engaged in the manufacture and sale of a broad portfolio of chemicals, plastics, and fibers.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

First Niagara Financial Group, Inc., headquartered in Lockport, New York, is a bank holding company. The banks provide an array of deposit products and loans, as well as insurance, leasing, investment advisory services, insurance agency services and trust services.

MeadWestvaco Corporation, headquartered in Stamford, Connecticut, is a global company engaged in packaging, coated and specialty papers, consumer and office products, and specialty chemicals businesses.

The New York Times Company (Class A), headquartered in New York, New York, publishes The New York Times and The Boston Globe newspapers, other daily and non-daily papers in six states, and several magazines; produces newsprint; operates television and radio stations, and news and information services; produces videos and TV programming; and conducts electronic information operations.

NiSource Inc., headquartered in Merrillville, Indiana, is an energy and utility-based holding company that provides natural gas, electricity and water to the public for residential, commercial and industrial uses. The company's business is comprised primarily of regulated gas utilities that operate throughout northern Indiana and New England.

People's United Financial Inc., headquartered in Bridgeport,
Connecticut, is a stock savings bank, offering services to individual, corporate and municipal customers.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

R. R. Donnelley & Sons Company, headquartered in Chicago, Illinois, prepares, produces and delivers integrated communications services that produce, manage and deliver its customers' content, regardless of the communications medium.

Regions Financial Corporation, headquartered in Birmingham, Alabama, is a regional bank holding company operating full-service banking offices in Alabama, Arkansas, Florida, Georgia, Louisiana, South Carolina, Tennessee and Texas.

SCANA Corporation, headquartered in Columbia, South Carolina, is a public utility holding company engaged in the generation and sale of electricity, as well as in the purchase, sale and transportation of natural gas to wholesale and retail customers in South Carolina.

Sensient Technologies Corporation, headquartered in Milwaukee,
Wisconsin, supplies colors, flavors, and fragrances. The company manufactures a variety of cosmetic and pharmaceutical additives, ink-jet inks, and food and beverage flavors.

Superior Industries International, Inc., headquartered in Van Nuys, California, designs and manufactures motor vehicle parts and accessories. The company's products are sold to original equipment manufacturers and the automotive aftermarket. Their products include vehicle aluminum road wheels, as well as custom road wheels and accessories.

Umpqua Holdings Corporation, headquartered in Portland, Oregon, offers commercial and retail banking services, and retail brokerage services through its wholly-owned subsidiary, Umpqua Bank.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Washington Federal, Inc., headquartered in Seattle, Washington, is a non-diversified unitary savings and loan holding company that conducts its operations through a federally insured savings and loan association subsidiary, Washington Federal Savings and Loan Association.

Webster Financial Corporation, headquartered in Waterbury, Connecticut, delivers financial services to individuals, families and businesses located primarily in Connecticut and delivers equipment financing, mortgage origination and financial advisory services to individuals and companies located primarily in the Northeast and throughout the United States.


                       European Target 20 Strategy Stocks


Allianz AG, headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

Aviva Plc, headquartered in London, England, is a leading insurance firm throughout Europe, offering both life and general insurance. The company's life and savings segments focus on life insurance, pensions, unit trusts and other investment products while its general insurance segment includes home, auto and fire coverage. Financial services include investment management, stock brokerage and trustee services. The company operates in more than 50 countries worldwide.

AXA S.A., headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

Banco Bilbao Vizcaya Argentaria, S.A., headquartered in Bilbao, Spain, engages in the retail banking, asset management, private banking, and wholesale banking businesses worldwide.

BASF AG, headquartered in Ludwigshafen, Germany, is a chemical producing group. The company's main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.

BP Plc, headquartered in London, England, produces and markets crude oil and petroleum products worldwide, is engaged in exploration and field development throughout the world, and is engaged in the manufacture and sale of various petroleum-based chemical products.

BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Credit Agricole S.A., headquartered in Paris, France, is the lead bank of the Credit Agricole Group. The company acts as the central bank of the Credit Agricole Group, coordinates its sales and marketing strategy and ensures the liquidity and solvency of each of the Caisses Regionales. The company, through its subsidiaries, designs and manages specialized financial products that are distributed primarily by the Caisses Regionales.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Deutsche Post AG, headquartered in Bonn, Germany, provides domestic and international mail delivery and international parcel services to both commercial and public clients. The company also offers freight delivery, logistics services, and a variety of financial services including standard banking services and brokerage services.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently expanding into power generation.

INBEV NV, headquartered in Leuven, Belgium, is a beer brewing company with production plants in Europe, Asia and North America. The company buys and/or develops brands and distribution networks offering premium and specialty brands.

Intesa Sanpaolo, headquartered in Milan, Italy, offers banking and financial services throughout Italy, with offices elsewhere in Europe, Asia and the United States.

Santander Central Hispano S.A., headquartered in Madrid, Spain, is a leader in the running of Spanish banks. It offers domestic retail banking, as well as in other European countries and in Latin America.

Swiss Re, headquartered in Zurich, Switzerland, provides insurance, reinsurance and insurance-linked financial market products. Company products include automobile, liability, accident, health insurance, life, engineering, marine, and aviation. The company also manages equity and fixed-income investments for itself and other insurance companies.

Telecom Italia SpA, headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

TeliaSonera AB, headquartered in Stockholm, Sweden, offers telecommunication services. The company offers mobile communications services in Europe and the United States, as well as operating fixed networks in Northern Europe.

Zurich Financial Services AG, headquartered in Zurich, Switzerland, offers a full range of insurance and investment products and services, from life insurance and investment funds for individuals to complex reinsurance and alternative risk transfer arrangements for companies. The company operates in more than 60 countries.


                     The Nasdaq(R) Target 15 Strategy Stocks


Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

Bed Bath & Beyond Inc., headquartered in Union, New Jersey, sells domestic merchandise (bed linens, bath accessories and kitchen textiles) and home furnishings (cookware, dinnerware, glassware and basic housewares) through retail stores.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

The DIRECTV Group, Inc., headquartered in El Segundo, California, provides digital television entertainment in the United States and Latin America.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Fastenal Company, headquartered in Winona, Minnesota, is principally engaged in the sale of industrial supplies, including threaded fasteners and construction supplies, through its retail store sites located in all 50 states, Canada, Mexico, Puerto Rico and Singapore.

FLIR Systems, Inc., headquartered in Portland, Oregon, designs, manufactures and markets thermal imaging and stabilized airborne camera systems for a wide variety of applications in the commercial, industrial and government markets.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor ("CMOS"), BiCMOS and bipolar and complementary bipolar wafer process technologies.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

PetSmart, Inc., headquartered in Phoenix, Arizona, operates superstores and an e-commerce site specializing in pet food, supplies and services.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.


                 NYSE(R) International Target 25 Strategy Stocks


Canada
______

Petro-Canada, headquartered in Calgary, Alberta, Canada, is an oil, gas and petroleum company. The company explores for, develops, produces and markets crude oil, natural gas and natural gas liquids. The company also refines, distributes and markets petroleum products and related goods and services.

France
______

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

Veolia Environnement (ADR), headquartered in Paris, France, offers waste management services and logistics for industrial clients, sorting and recycling of materials, waste treatment through incineration, composting and storage, and final recovery of waste in the form of energy or organic materials.

Germany
_______

Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, provides public fixed-network voice telephony, mobile communications, cable TV and radio programming in Germany. The company also provides leased lines, text and data services, corporate networks and on-line services.

Ireland
_______

Allied Irish Banks Plc (ADR), headquartered in Dublin, Ireland, provides a range of banking, financial and related services, principally in Ireland, the United States, the United Kingdom and Poland.

Italy
_____

Telecom Italia SpA (ADR), headquartered in Milan, Italy, through subsidiaries, offers fixed line and mobile telephone and data transmission services in Italy and abroad. The company offers local and long-distance telephone, satellite communications, Internet access and teleconferencing services.

Japan
_____

Hitachi, Ltd. (ADR), headquartered in Tokyo, Japan, is engaged in the manufacture of communications and electronic equipment, consumer electronics, and heavy electrical and industrial machinery. The company's has a wide range of products from nuclear power systems to kitchen appliances and also operates subsidiaries in the metal, chemical, and wire and cable industries.

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes and markets electronic equipment and devices. Products include video and audio equipment and televisions; computers and computer peripherals; semiconductors and telecommunications equipment.

The Netherlands
_______________

Aegon N.V., headquartered in The Hague, the Netherlands, is an international insurer with major operations in the Netherlands, Canada, Mexico, the United Kingdom and the United States.

ArcelorMittal (ADR), headquartered in Luxembourg City, Luxembourg, and domiciled in Rotterdam, the Netherlands, through its subsidiaries, operates as a global steel company. The company produces a range of finished and semi-finished steel products that include hot-rolled sheets, cold-rolled sheets, electro-galvanized and coated steel, bars, wire-rods, wire-products, pipes, billets and slabs.

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

South Korea
___________

KB Financial Group Inc. (ADR), headquartered in Seoul, South Korea, provides commercial banking services in Korea.

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

POSCO (ADR), headquartered in Seoul, South Korea, manufactures and sells a line of steel products, including hot rolled and cold rolled products, plates, wire rods, silicon steel sheets and stainless steel products.

Spain
_____

Banco Bilbao Vizcaya Argentaria, S.A. (ADR), headquartered in Bilbao, Spain, engages in the retail banking, asset management, private banking and wholesale banking operations worldwide.

Banco Santander Central Hispano S.A. (ADR), headquartered in Santander, Spain, operates in five business areas, which include European Retail Banking; Retail Banking Latin America; Asset Management and Private Banking; Global Wholesale Banking; and Financial Management and Equity Stakes.

Repsol YPF, S.A. (ADR), headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

Switzerland
___________

Credit Suisse Group (ADR), headquartered in Zurich, Switzerland, is one of the world's leading financial services companies, providing banking and insurance solutions for private clients, companies and institutions.

United Kingdom
______________

Barclays Plc (ADR), headquartered in London, England, is a financial services group engaged primarily in the banking and investment banking businesses. Through its subsidiary, Barclay Bank Plc, the company offers commercial and investment banking, insurance, financial and related services in more than 60 countries.

Lloyds TSB Group Plc (ADR), headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

Royal Bank of Scotland Group Plc (ADR), headquartered in Edinburgh, Scotland, offers services such as deposit accounts, credit cards and mortgages to commercial and personal clients in Scotland, England, Wales and Ireland. The company also sells insurance and investment products and provides private banking through The Coutts Group. In the United States it owns Citizens Financial, one of the largest bank holding companies in New England.


                    The S&P Target 24 Strategy Stocks


Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Brown-Forman Corporation, headquartered in Louisville, Kentucky, is a diversified producer and marketer of consumer products. The company's products include wines and spirits such as "Jack Daniel's," "Canadian Mist," "Southern Comfort," "Early Times," "Fetzer," "Bolla" and "Korbel."

C.R. Bard, Inc., headquartered in Murray Hill, New Jersey, develops, manufactures and markets healthcare products, including vascular, urological and oncological diagnosis and intervention products, sold worldwide to hospitals, healthcare professionals, and extended care and alternate site facilities.

The Charles Schwab Corporation, headquartered in San Francisco, California, provides a variety of financial services to individual investors, independent investment managers, retirement plans, and institutions. The company provides its services to customers through multiple service channels, including the Internet, a network of branch offices, and telephone and multilingual technologies.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

Consolidated Edison, Inc. (Con Edison), headquartered in New York, New York, owns all of the outstanding common stock of Consolidated Edison Company of New York, Inc., which provides electric service in all of New York City (except part of Queens) and most of Westchester County. It also provides gas service in Manhattan, the Bronx and parts of Queens and Westchester, and steam service in parts of Manhattan.

Dominion Resources, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina; participates in independent power production projects; acquires and develops natural gas reserves; and offers diversified financial services.

Dover Corporation, headquartered in New York, New York, makes, installs and services elevators. The company also makes a broad range of specialized metal fabricated industrial products, electronic components and sophisticated manufacturing equipment.

ENSCO International Incorporated, headquartered in Dallas, Texas, is an international offshore contract drilling company that also provides marine transportation services in the Gulf of Mexico.

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Hasbro, Inc., headquartered in Pawtucket, Rhode Island, designs, manufactures and markets a diverse line of toy products and related items including games, preschool toys, dolls, plush products and infant products.

Kellogg Company, headquartered in Battle Creek, Michigan, is the world's leading producer of ready-to-eat cereal products, and has expanded its operations to include other grain-based convenience food products, such as "Pop-Tarts," "Eggo," "Nutri-Grain," and "Rice Krispies Treats." The company also markets "Keebler" food products, as well as other private label convenience food products.

Microchip Technology Incorporated, headquartered in Chandler, Arizona, develops, makes and markets field programmable 8-bit microcontrollers, application-specific standard products and related specialty memory products for high-volume embedded control applications in the consumer, automotive, office automation, communications and industrial markets.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.

Noble Corporation, incorporated in the Cayman Islands and headquartered in Sugar Land, Texas, provides diversified services for the oil and gas industry through its contract drilling services located in markets worldwide. The company also provides labor contract drilling services, well site and project management services, and engineering services.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

Robert Half International Inc., headquartered in Menlo Park, California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative and other legal support positions, and temporary information technology professionals.

TECO Energy, Inc., headquartered in Tampa, Florida, is a utility holding company whose subsidiaries provide retail electric and gas service to customers in central Florida and operate independent power projects in the United States and Latin America.

The Travelers Companies, Inc., headquartered in St. Paul, Minnesota, through its subsidiaries, provides commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals in the United States.

W.W. Grainger, Inc., headquartered in Lake Forest, Illinois, is a distributor of maintenance, repair, and operating supplies, services and related information to the commercial, industrial, contractor and institutional markets in North America.


                       S&P Target SMid 60 Strategy Stocks


Advanced Medical Optics, Inc., headquartered in Santa Clara, California, has developed and makes a device which uses an excimer laser to reshape the surface of the cornea to treat nearsightedness, astigmatism and farsightedness and is intended to reduce or eliminate the patient's dependence on corrective lenses.

Affymetrix, Inc., headquartered in Santa Clara, California, develops and manufactures DNA chip technology which consists of DNA probe arrays containing gene sequences on a chip; a scanner to process probe arrays; and software to analyze the information. The company's "GeneChip" system acquires, analyzes and manages complex genetic information in order to improve the diagnosis, monitoring and treatment of disease.

Alaska Air Group, Inc., headquartered in Seattle, Washington, a holding company, engages in the airline business.

American Greetings Corporation, headquartered in Cleveland, Ohio, and its subsidiaries design, manufacture, and sell everyday and seasonal greeting cards and other social expression products. The company's products include greeting cards, gift wrap, paper party goods, candles, balloons, stationery and giftware. The company's products are sold throughout the world.

ArvinMeritor, Inc., headquartered in Troy, Michigan, engages in the design, development, manufacture, marketing, distribution, sale, service, and support of various integrated systems, modules, and components for use in commercial, specialty, and light vehicles worldwide.

Avnet Inc., headquartered in Phoenix, Arizona, distributes electronic components, enterprise network and computer equipment, and embedded subsystems.

BE Aerospace, Inc., headquartered in Wellington, Florida, and its wholly owned subsidiaries engage in the design, manufacture, sale and service of commercial aircraft and business jet cabin interior products.

Belden Inc., headquartered in St. Louis, Missouri, engages in the design, manufacture, and marketing of specialty electronics, including products for data networking, professional audio/video, security and surveillance, and industrial automation markets.

Benchmark Electronics, Inc., headquartered in Angleton, Texas, provides contract manufacturing and design services to original equipment manufacturers. The company specializes in the assembly of printed circuit boards with computer-automated equipment using surface mount and pin-through-hole interconnection technologies.

Boyd Gaming Corporation, headquartered in Las Vegas, Nevada, operates as a multi-jurisdictional gaming company, owning and operating casino facilities in Nevada, Illinois, Indiana, Louisiana and Mississippi.

Bristow Group, Inc., headquartered in Houston, Texas, provides helicopter transportation services to the offshore oil and gas industry. Through its subsidiaries, affiliates, and joint ventures, the company offers transportation services in oil and gas producing regions around the world.

Brown Shoe Company, Inc., headquartered in St. Louis, Missouri, operates retail shoe stores in the United States and Canada. The company's stores sell footwear for men, women and children. The company's stores include "Famous Footwear," "Factory Brand Shoes," "Warehouse Shoes," "Supermarket of Shoes," "Naturalizer" and "F.X. LaSalle." The company's licensed brand names include "Dr. Scholls," "Disney" and "Star Wars."

Cabela's Incorporated, headquartered in Sidney, Nebraska, operates as a direct marketer and a retailer of hunting, fishing, camping, and related outdoor merchandise.

CIBER, Inc., headquartered in Greenwood Village, Colorado, and its subsidiaries provide information technology (IT) system integration consulting and other IT services to companies across most major industries and governmental agencies. The company also resells certain IT hardware and software products.

Cimarex Energy Co., headquartered in Denver, Colorado, is engaged in oil and gas exploration and production and gas marketing, with exploration and development activities primarily in Louisiana, Oklahoma, Texas and the Hugoton Field of western Kansas.

Columbia Banking System, Inc., headquartered in Tacoma, Washington, through its subsidiaries, Columbia State Bank and Bank of Astoria, provides commercial banking services to small and medium-sized businesses, professionals, and other individuals in the states of Washington and Oregon.

Delphi Financial Group, Inc. (Class A), headquartered in Wilmington, Delaware, is a holding company whose subsidiaries provide integrated employee benefit services.

DiamondRock Hospitality Company, headquartered in Bethesda, Maryland, is a lodging-focused real estate investment trust that owns and operates upscale hotels and resorts in North America.

Fairchild Semiconductor International, Inc., headquartered in South Portland, Maine, provides products that manage and distribute power and interface solutions for various electronic devices. The company's semiconductors are used in computers, communication products and other applications.

Frontier Financial Corporation, headquartered in Everett, Washington, operates as the company for Frontier Bank that provides commercial banking and mortgage services to individual and corporate customers in Washington.

G&K Services, Inc., headquartered in Minnetonka, Minnesota, leases and maintains uniforms and other textile products. The company supplies work clothes, anti-static and particle-free garments, dress clothes for supervisory personnel, floor mats, dust mops, wiping towels and linens. The company serves the pharmaceutical, electronic, transportation, healthcare and auto service industries in the United States and the Canadian provinces of Ontario and Quebec.

Gibraltar Industries Inc., headquartered in Buffalo, New York, is a processor of a broad array of high value-added, technically sophisticated steel and other metal products.

Hanover Insurance Group Inc., headquartered in Worcester, Massachusetts, through its subsidiaries, provides financial products and services in the areas of property, casualty and life insurance in the United States.

Ingram Micro Inc., headquartered in Santa Ana, California, is a wholesale distributor of information technology products and services. The company also markets computer hardware, networking equipment, and software products, and provides supply chain optimization services and demand generation services for its suppliers and reseller customers.

Integrated Device Technology, Inc., headquartered in Santa Clara,
California, designs, develops, manufactures and markets high-performance semiconductor products and modules for data communications and telecommunications equipment, personal computers and shared network devices.

Kelly Services, Inc., headquartered in Troy, Michigan, provides staffing services to various industries worldwide.

Kindred Healthcare, Inc., headquartered in Louisville, Kentucky, is a healthcare services company that primarily operates hospitals, nursing centers and institutional pharmacies.

LaBranche & Co Inc., headquartered in New York, New York, is a broker/dealer specialist with the New York Stock Exchange. The company helps maintain a fair and orderly market in specific securities by matching buyers and sellers and trading for their own account.

LifePoint Hospitals, Inc., headquartered in Brentwood, Tennessee, is engaged primarily in the operation and management of healthcare facilities, in particular, general, acute care hospitals in non-urban communities in the United States.

Manpower Inc, headquartered in Milwaukee, Wisconsin, provides employment services in the United States, France, Europe, the Middle East, Africa, Italy, Australia, Japan, Mexico, Argentina, Canada, and Asia.

MedCath Corporation, headquartered in Charlotte, North Carolina, focuses primarily on the diagnosis and treatment of cardiovascular disease. The company, in partnership with physicians throughout the United States, owns and operates hospitals. In addition, the company also operates diagnostic and therapeutic cardiac care facilities.

Methode Electronics, Inc., headquartered in Harwood Heights, Illinois, engages in the design, manufacture, and marketing of component and subsystem devices employing electrical, electronic, wireless, sensing, and optical technologies.

Mohawk Industries, Inc., headquartered in Calhoun, Georgia, designs and manufactures woven and tufted broadloom carpet and rugs for principally residential applications.

NCI Building Systems, Inc., headquartered in Houston, Texas, is an integrated manufacturer of metal products for the building industry.

Newfield Exploration Company, headquartered in Houston, Texas, explores for, develops and acquires oil and natural gas properties located principally in the Gulf of Mexico.

OM Group, Inc., headquartered in Cleveland, Ohio, through its operating subsidiaries, is a vertically integrated international producer and marketer of value-added metal-based specialty chemicals.

PolyOne Corporation, headquartered in Avon Lake, Ohio, serves as a polymer services company worldwide.

Presidential Life Corporation, headquartered in Nyack, New York, through its wholly owned subsidiary, Presidential Life Insurance Company, sells annuity and life insurance products in the United States.

Pride International, Inc., headquartered in Houston, Texas, is an international provider of contract drilling and related services, operating both offshore and on land.

Provident Bankshares Corporation, headquartered in Baltimore, Maryland, is a bank holding company for Provident Bank of Maryland, having the majority of its offices in the greater Baltimore/Washington, D.C.
metropolitan area and in southern Pennsylvania.

Reinsurance Group of America, headquartered in Chesterfield, Missouri, is primarily engaged in traditional life, asset-intensive and financial reinsurance.

RTI International Metals, Inc., headquartered in Niles, Ohio, manufactures and distributes titanium and specialty metal products through subsidiaries. The company's products also include extruded shapes and engineered systems and are used for aerospace, industrial and consumer applications.

Saks, Inc., headquartered in New York, New York, operates department stores throughout the United States offering a wide variety of luxury apparel, accessories, shoes, cosmetics, and decorative home furnishings.

School Specialty, Inc., headquartered in Appleton, Wisconsin, is a distributor of non-textbook educational supplies and furniture for grades pre-kindergarten through 12 to school districts, administrators and teachers through its catalogs.

Sierra Pacific Resources, headquartered in Reno, Nevada, operates as the holding company for Nevada Power Company and Sierra Pacific Power
Company which engage in the distribution, transmission, generation and sale of electric energy.

SkyWest, Inc., headquartered in St. George, Utah, through its wholly owned subsidiary, SkyWest Airlines Inc., operates regional airlines in the United States.

Sterling Financial Corporation, headquartered in Spokane, Washington, is a unitary savings and loan holding company, the significant operating subsidiary of which is Sterling Savings Bank.

Superior Industries International, Inc., headquartered in Van Nuys, California, designs and manufactures motor vehicle parts and accessories. The company's products are sold to original equipment manufacturers and the automotive aftermarket. Their products include vehicle aluminum road wheels, as well as custom road wheels and accessories.

Susquehanna Bancshares, Inc., headquartered in Lititz, Pennsylvania, is a financial holding company that provides a wide range of retail and commercial banking and financial services through its subsidiaries in the mid-Atlantic region.

SYNNEX Corporation, headquartered in Fremont, California, operates as an information technology supply chain services company.

Tech Data Corporation, headquartered in Clearwater, Florida, is a full-line distributor of technology products. The company serves resellers in the United States, Canada, the Caribbean, Latin America, Europe and the Middle East. The company also provides pre- and post-sale training, service, and support, as well as configuration and assembly services and electronic commerce solutions.

Telephone and Data Systems, Inc., headquartered in Chicago, Illinois, is a diversified telecommunications services company with cellular telephone and telephone operations.

Temple-Inland Inc., headquartered in Austin, Texas, through its subsidiaries, conducts operations in three groups: Paper, Building Products and Financial Services.

The Timken Company, headquartered in Canton, Ohio, is a global manufacturer of highly engineered bearings, alloy and specialty steel and related components.

Trinity Industries, Inc., headquartered in Dallas, Texas, provides various products and services for the transportation, industrial, construction and energy sectors in the United States and Europe.

UCBH Holdings, Inc., headquartered in San Francisco, California, a bank holding company, provides a range of personal and commercial banking services to small and medium-sized businesses, business executives, professionals and other individuals through its wholly owned banking subsidiary, United Commercial Bank.

United Community Banks, Inc., headquartered in Blairsville, Georgia, operates as a multi-bank holding company that provides retail and corporate banking services in the United States.

United Rentals, Inc., headquartered in Greenwich, Connecticut, operates as an equipment rental company in North America.

Webster Financial Corporation, headquartered in Waterbury, Connecticut, delivers financial services to individuals, families and businesses located primarily in Connecticut and delivers equipment financing, mortgage origination and financial advisory services to individuals and companies located primarily in the Northeast and throughout the United States.

Wintrust Financial Corporation, headquartered in Lake Forest, Illinois, is a holding company whose subsidiaries provide banking services in the Chicago metropolitan area and financing for the payment of insurance premiums.


                   Target Diversified Dividend Strategy Stocks


Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.

AT&T Inc., headquartered in San Antonio, Texas, is the largest telecommunications holding company in the United States. The company is a worldwide provider of IP-based communications services to business and a leading U.S. provider of high-speed DSL Internet, local and long-distance voice services, wireless services, and directory publishing and advertising services.

Autoliv, Inc., headquartered in Stockholm, Sweden, is an automotive safety supplier that develops, markets and manufactures airbags, seat belts, safety electronics, steering wheels, anti-whiplash systems, seat components and child seats.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Bunge Limited, incorporated in Bermuda and headquartered in White Plains, New York, is an integrated global agribusiness and food company operating in the farm-to-consumer food chain, which ranges from raw materials such as grains and fertilizers to retail food products such as flour and margarine. The company processes soybeans, produces and supplies fertilizer, manufactures edible oils and shortenings, mills dry corn and wheat, manufactures isolated soybean protein, and produces other food products. The company has primary operations in North and South America.

CenturyTel, Inc., headquartered in Monroe, Louisiana, is a regional diversified communications company engaged primarily in providing local exchange telephone services and wireless telephone communications services.

Commercial Metals Company, headquartered in Irving, Texas, manufactures, recycles, markets and distributes steel and metal products and related materials and services through a network of locations located throughout the United States and internationally.

Crane Co., headquartered in Stamford, Connecticut, is a diversified manufacturer of engineered industrial products.

Daimler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells passenger cars and commercial trucks under the brand names "Mercedes-Benz" and "Daimler." The company also provides related financial services for its automotive and commercial operations.

Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.

DTE Energy Company, headquartered in Detroit, Michigan, is an exempt holding company for The Detroit Edison Company, a public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in southeastern Michigan.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Freeport-McMoRan Copper & Gold, Inc. (Class B), headquartered in New Orleans, Louisiana, is a copper and gold mining and production company.

The Hartford Financial Services Group, Inc., headquartered in Hartford, Connecticut, writes commercial property and casualty insurance, personal automobile and homeowners coverages and a variety of life insurance plans; and reinsures third-party risks. The company's strategy is to focus on five core areas: life insurance, reinsurance, commercial lines property-casualty insurance, personal lines property-casualty insurance, and international operations.

Imation Corp., headquartered in Oakdale, Minnesota, is a developer and manufacturer of magnetic and optical removal data storage media products sold in more than 60 countries worldwide.

Ingersoll-Rand Company Ltd., headquartered in Hamilton, Bermuda, is a multinational manufacturer of industrial equipment and components. The company serves the climate control, industrial productivity, security and safety, and infrastructure development markets worldwide. Products include security systems, compressors, hardware, pumps, tools, doors, and construction equipment.

Macquarie Infrastructure Company LLC, headquartered in New York, New York, owns, operates, and invests in a diversified group of infrastructure businesses, which provide basic, everyday services in the United States.

Macy's, Inc., headquartered in Cincinnati, Ohio, operates department stores nationwide. The company also operates electronic commerce and direct mail catalog subsidiaries.

Methanex Corporation, headquartered in Vancouver, British Columbia, Canada, produces and markets methanol. The company's product is used to produce formaldehyde, acetic acid and a variety of other chemical intermediates. Methanol is also used as an additive in gasoline and is used in fuel cell applications.

Molex Incorporated, headquartered in Lisle, Illinois, engages in the design, manufacture and distribution of electronic components. The company offers terminals, connectors, planar cables, cable assemblies, interconnection systems, fiber optic interconnection systems, backplanes and mechanical and electronic switches.

Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems, semiconductors, and electronic equipment for military and aerospace use.

NorthWestern Corporation, headquartered in Sioux Falls, South Dakota, doing business as NorthWestern Energy and together with its subsidiaries, provides electricity and natural gas in Montana, South Dakota, and Nebraska.

Overseas Shipholding Group, Inc., headquartered in New York, New York, an independent bulk shipping company, engages in the ocean transportation of crude oil and petroleum products.

Patterson-UTI Energy, Inc., headquartered in Snyder, Texas, is the largest provider of domestic land-based drilling services to major independent oil and natural gas companies in North America, and is also engaged in pressure pumping, exploration and drilling.

Penske Automotive Group, Inc., headquartered in Bloomfield Hills, Michigan, is engaged in the sale of new and used motor vehicles and related products and services, including vehicle service and parts, finance and other aftermarket products through a network of franchised automobile dealerships.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Pinnacle West Capital Corporation, headquartered in Phoenix, Arizona, owns Arizona Public Service Company, an electric utility that provides retail and wholesale electric service to substantially all of Arizona, with the major exceptions of the Tucson metropolitan area and approximately one-half of the Phoenix metropolitan area.

Protective Life Corporation, headquartered in Birmingham, Alabama, through its subsidiaries, engages in the production, distribution, and administration of insurance and investment products in the United States.

Reynolds American Inc., headquartered in Winston-Salem, North Carolina, is a holding company for Reynolds Tobacco, the second largest cigarette manufacturer in the United States, whose major brands include "Doral," "Winston," "Camel," "Salem" and "Vantage."

Seagate Technology, headquartered in George Town, Grand Cayman, the Cayman Islands, is engaged in the design, manufacture and marketing of rigid disc drives, used as the primary medium for storing electronic information in systems ranging from desktop computers and consumer electronics to data centers.

Sterling Financial Corporation, headquartered in Spokane, Washington, is a unitary savings and loan holding company, the significant operating subsidiary of which is Sterling Savings Bank.

SUPERVALU INC., headquartered in Eden Prairie, Minnesota, operates within two complementary businesses in the United States grocery food industry: grocery retail and food distribution.

Teekay Corporation, headquartered in Nassau, Bahamas, provides international petroleum product and crude oil transportation services to major oil companies and oil traders, and government agencies. Services are provided through a fleet of medium size oil tankers worldwide.

TELUS Corporation, headquartered in Vancouver, British Columbia, Canada, is a telecommunication company offering local, long distance, wireless, data, Internet and e-business products and services.

Tesoro Corporation, headquartered in San Antonio, Texas, and its subsidiaries engage in refining and marketing petroleum products in the United States.

Textron, Inc., headquartered in Providence, Rhode Island, is engaged in the manufacture of helicopters and spare parts, light and mid-size business jets, turboprop and piston aircraft, automotive interior engine components and industrial tools.

Universal Corporation, headquartered in Richmond, Virginia, is an independent leaf tobacco merchant with additional operations in agri-products and the distribution of lumber and building products. The company markets its products globally.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.

Westar Energy, Inc., headquartered in Topeka, Kansas, engages in the generation, transmission, and distribution of electricity in Kansas.

Wyeth, headquartered in Madison, New Jersey, is engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary business segments:
pharmaceuticals, consumer healthcare and agricultural products. The pharmaceuticals segment includes both human ethical pharmaceuticals and animal pharmaceuticals. Consumer healthcare products include "Advil," "Centrum," "Dimetapp" and "Robitussin" brand names.

                          Target Growth Strategy Stocks


Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Accenture Ltd., headquartered in Hamilton, Bermuda, provides management consulting, technology services, and outsourcing services. The company operates in five segments: Communications and High Tech; Financial Services; Products and Services; Resources; and Government.

Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

Altria Group, Inc., headquartered in Richmond, Virginia, is the parent company of Philip Morris USA and Philip Morris Capital Corporation. The company manufactures, markets and distributes a variety of branded cigarettes and tobacco products. The company also has an interest in a beer brewery.

Amazon.com, Inc., headquartered in Seattle, Washington, operates as an online retailer of books and other products via a commercial site on the World Wide Web. The company also operates an online auction site.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.

Baxter International Inc., headquartered in Deerfield, Illinois, engages in the worldwide development, manufacture and distribution of a diversified line of products, systems and services used primarily in the healthcare field.

Canadian National Railway Company, headquartered in Montreal, Quebec, Canada, is the only railroad which crosses the North American continent east-west and north-south, serving ports on the Atlantic, Pacific and Gulf coasts while linking customers to all three NAFTA nations.

Colgate-Palmolive Company, headquartered in New York, New York, is an international consumer products company. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid and laundry products, among others. The company's brand names include "Ajax," "Colgate," "Fab," "Mennen," "Palmolive," "Prescription Diet," "Protex," "Science Diet" and "Soupline/Suavitel."

Express Scripts, Inc., headquartered in Maryland Heights, Missouri, is an independent pharmacy benefit manager and managed care company that provides a broad range of pharmacy benefit and medical information management services, as well as managed vision care programs.

Forest Laboratories, Inc., headquartered in New York, New York, develops, manufactures and sells both branded and generic forms of ethical drug products that require a physician's prescription, as well as non-prescription pharmaceutical products sold over-the-counter.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

H&R Block, Inc., headquartered in Kansas City, Missouri, is a holding company whose subsidiaries provide tax-related services, investment services through broker/dealers, mortgage services, personal productivity software, accounting, and consulting services to business clients.

H.J. Heinz Company, headquartered in Pittsburgh, Pennsylvania, manufactures, packages and sells processed food products throughout the world. The company's products include ketchup, sauces/condiments, pet food, seafood products, baby food, soups, lower-calorie products, bakery products, frozen dinners and entrees, and frozen pizza. The company also provides weight control services.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Kellogg Company, headquartered in Battle Creek, Michigan, is the world's leading producer of ready-to-eat cereal products, and has expanded its operations to include other grain-based convenience food products, such as "Pop-Tarts," "Eggo," "Nutri-Grain," and "Rice Krispies Treats." The company also markets "Keebler" food products, as well as other private label convenience food products.

Lockheed Martin Corporation, headquartered in Bethesda, Maryland, engages in the research, design, development, manufacture and integration of advanced technology products and services ranging from aircraft, spacecraft and launch vehicles to missiles, electronics, information systems and energy management.

Lorillard, Inc., headquartered in Greensboro, North Carolina, is engaged in the manufacture and marketing of cigarettes. The company sells to distributors and retailers in the United States.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a range of software products, including scalable operating systems, server applications, worker productivity applications and software development tools. The company also develops the MSN network of Internet products and services.

Monsanto Company, headquartered in St. Louis, Missouri, and its subsidiaries provide agricultural products and integrated solutions for farmers. The company produces seed brands and develops biotechnology traits that assist farmers in controlling insects and weeds.

The Nasdaq OMX Group, headquartered in New York, New York, is a stock exchange which provides markets that facilitate the trading of corporate securities, the raising of capital, real-time pricing and reference information services.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

QUALCOMM Inc., headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

Southwestern Energy Company, headquartered in Houston, Texas, is a diversified energy company engaging in oil and gas exploration and production, and natural gas gathering, transmission, marketing and distribution.

St. Jude Medical, Inc., headquartered in St. Paul, Minnesota, develops, manufactures and distributes cardiovascular related medical devices for the global market. The company's product line and services include heart valves, cardiac rhythm management systems, specialty catheters and other cardiovascular devices.

TD Ameritrade Holding Corporation, headquartered in Omaha, Nebraska, through subsidiaries, operates as an online discount brokerage firm which provides brokerage services and clearing services to self-directed individual consumer investors and other financial institutions.

The TJX Companies, Inc., headquartered in Framingham, Massachusetts, operates "T.J. Maxx," "Marshalls," "Winners Apparel," "HomeGoods" and "T.K. Maxx" stores in the United States, Canada and Europe selling off-price family apparel, accessories, domestics and giftware.


                        Target Small-Cap Strategy Stocks


Aaron Rents, Inc., headquartered in Atlanta, Georgia, is engaged in the combined businesses of the rental, lease ownership and specialty retailing of consumer electronics, residential and office furniture, household appliances and accessories.

Aerovironment Inc., headquartered in Monrovia, California, engages in the design, development and production of unmanned aircraft systems and energy technologies for various industries and governmental agencies.

Axsys Technologies, Inc., headquartered in Rocky Hill, Connecticut, engages in the design, manufacture, and distribution of precision components and assemblies for use in aerospace, commercial, and defense applications. It operates in two divisions: Optical Systems Group and Distributed Products Group.

Bank of the Ozarks, Inc., headquartered in Little Rock, Arkansas, is a bank holding company that conducts operations through offices in communities throughout Arkansas.

Beacon Roofing Supply, Inc., headquartered in Peabody, Massachusetts, distributes residential and nonresidential roofing materials in the United States and Canada. The company also offers other complementary building materials, including siding, windows, specialty lumber products, and waterproofing systems for residential and nonresidential building exteriors.

Cal-Maine Foods, Inc., headquartered in Jackson, Mississippi, is primarily engaged in the production, cleaning, grading and packaging of fresh shell eggs for sale to shell egg retailers.

City Holding Company, headquartered in Charleston, West Virginia, conducts its principal activities through its wholly-owned subsidiary, City National Bank of West Virginia, with a network of banking offices in West Virginia and Ohio.

Clean Harbors, Inc., headquartered in Braintree, Massachusetts, engages in the provision of environmental services and operation of non-nuclear hazardous waste treatment facilities in North America.

Community Bank System, Inc., headquartered in Dewitt, New York, operates as the bank holding company for Community Bank, N.A. that provides various banking and financial services to retail, commercial and municipal customers.

Contango Oil & Gas Company, headquartered in Houston, Texas, is a development stage, independent oil and natural gas company engaged in the exploration for and acquisition of oil and gas properties primarily in the onshore Gulf Coast and offshore Gulf of Mexico regions in the United States.

Dime Community Bancshares, headquartered in Brooklyn, New York, through wholly-owned Dime Savings Bank of Williamsburgh, conducts a savings bank business through several offices in Brooklyn, the Bronx and Queens in New York City and Nassau County, New York.

EZCORP, Inc., headquartered in Austin, Texas, is primarily engaged in operating pawnshops and payday loan stores, which function as convenient sources of short-term cash and as value-oriented specialty retailers of primarily previously owned merchandise.

First Financial Bankshares, Inc., headquartered in Abilene, Texas, through its subsidiaries, offers various commercial banking services in Texas.

Fred's, Inc., headquartered in Memphis, Tennessee, operates discount general merchandise stores in the southeastern United States.

Fuel Systems Solutions Inc., headquartered in Cerritos, California, engages in the design, manufacture and supply of alternative fuel products and systems to the transportation, industrial and power generation sectors worldwide.

Genesee & Wyoming Inc. (Class A), headquartered in Greenwich,
Connecticut, is a holding company whose subsidiaries and unconsolidated affiliates own and operate short line and regional freight railroads in the United States, Australia, Bolivia, Canada and Mexico.

Gentiva Health Services, Inc., headquartered in Melville, New York, together with its subsidiaries, provides home health and related services in the United States.

Hancock Holding Company, headquartered in Gulfport, Mississippi, is a bank holding company for Hancock Bank, Mississippi, and Hancock Bank of Louisiana.

Hawaiian Holdings, Inc., headquartered in Honolulu, Hawaii, through its subsidiary, Hawaiian Airlines, Inc., engages primarily in the scheduled air transportation of passengers and cargo in the United States.

Heartland Express, Inc., headquartered in Coralville, Iowa, a short-to-medium haul truckload carrier, provides nationwide transportation service to major shippers.

Hub Group, Inc., headquartered in Downers Grove, Illinois, is an intermodal marketing company and a full-service transportation provider, offering intermodal, truck brokerage and comprehensive logistics services.

Innophos Holdings, Inc., headquartered in Cranbury, New Jersey, produces phosphate salts, acids, and related products through a subsidiary. The company's products are used in foods, beverages, pharmeceuticals, oral care products,detergents, and water and metal treatment applications. The company also produces fertilizers.

Knight Capital Group, Inc., headquartered in Jersey City, New Jersey, through its subsidiaries, Trimark Securities, Inc. and Knight Securities, Inc., operates as a market maker in Nasdaq securities, other over-the-counter (OTC) equity securities, and equity securities listed on the New York Stock Exchange (NYSE) and the American Stock Exchange
(AMEX).

The Laclede Group, Inc., headquartered in St. Louis, Missouri, is a holding company that provides natural gas service through its regulated core utility operations. Its primary subsidiary, Laclede Gas Company, is a natural gas distribution utility in Missouri.

LHC Group Inc., headquartered in Lafayette, Louisiana, through its subsidiaries, provides post-acute healthcare services primarily to Medicare beneficiaries in rural markets in the southern United States.

Merit Medical Systems, Inc., headquartered in South Jordan, Utah, is engaged in the manufacture and marketing of products used in cardiology and radiology procedures. The company's products include inflation devices, thrombolytic infusion catheters, guide wires, fluid dispensing systems and angiography accessories. The company sells its products worldwide.

Navigant Consulting, Inc., headquartered in Chicago, Illinois, is an independent consulting firm specializing in litigation, financial, restructuring, operational and energy consulting services. The company focuses on government agencies, large companies facing risk or significant change, and legal counsel.

Northwest Natural Gas Company, headquartered in Portland, Oregon, principally distributes natural gas in Oregon and southwest Washington. The company also engages in the provision of natural gas storage and transportation services to interstate customers.

Old Dominion Freight Line, Inc., headquartered in Thomasville, North Carolina, is a motor carrier transporting primarily less-than-truckload shipments of general commodities, including consumer goods, textiles and capital goods.

Old National Bancorp, headquartered in Evansville, Indiana, operates as the holding company for Old National Bank, which provides various financial services to individuals and commercial customers.

PetMed Express, Inc., headquartered in Pompano Beach, Florida, doing business as 1-800-PetMeds, delivers prescription and non prescription pet medications and other health products for dogs, cats, and horses in the United States.

Quality Systems, Inc., headquartered in Irvine, California, develops and markets healthcare information systems that automate medical and dental practices, networks of practices such as physician hospital organizations and management service organizations, ambulatory care centers, community health centers and medical and dental schools.

Safety Insurance Group, Inc., headquartered in Boston, Massachusetts, is a provider of private passenger automobile insurance in Massachusetts. The company also offers a portfolio of other insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

Stanley Inc., headquartered in Arlington, Virginia, together with its subsidiaries, provides information technology services and solutions to the United States defense and federal civilian government agencies.

Stifel Financial Corp., headquartered in St. Louis, Missouri, through its subsidiaries, offers securities-related financial services in the United States and Europe.

TreeHouse Foods, Inc., headquartered in Westchester, Illinois, processes food and markets its products to grocery stores. The company's products include cheese sauces, non-dairy powdered coffee creamer, pickles, relishes and puddings.

True Religion Apparel, Inc., headquartered in Los Angeles, California, designs, manufactures, markets, distributes and sells denim jeans and other apparel for men, women and children. The company's products are sold in the United States and abroad in departments stores such as "Nordstrom," "Bloomingdales," "Bergdorf Goodman," "Urban Outfitters" and other fashion boutiques.

TrustCo Bank Corp NY, headquartered in Glenville, New York, operates as the holding company for TrustCo Bank that provides personal and business banking services for individuals, partnerships, and corporations.

ViroPharma Incorporated, headquartered in Exton, Pennsylvania, is a pharmaceutical company committed to the commercialization, development and discovery of new antiviral medicines. The company is focusing on a number of ribonucleic acid virus diseases, including viral meningitis, viral respiratory infection, the common cold, respiratory syncytial viruspneumonia, and hepatitis C.

VIVUS, Inc., headquartered in Mountain View, California, is engaged in the development and manufacture of therapies used in the treatment erectile dysfunction. The company currently markets its products in the United States and has license agreements with other companies for international marketing.

                     Value Line(R) Target 25 Strategy Stocks


Aeropostale, Inc., headquartered in New York, New York, is a mall-based specialty retailer of casual apparel and accessories that targets both young women and young men aged 11 to 20. The company's stores carry affordably priced, active-oriented, fashion.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

AutoZone, Inc., headquartered in Memphis, Tennessee, is a specialty retailer of automotive parts, chemicals and accessories, targeting the do-it-yourself customers. The company offers a variety of products, including new and remanufactured automotive hard parts, maintenance items and accessories.

Axsys Technologies, Inc., headquartered in Rocky Hill, Connecticut, engages in the design, manufacture, and distribution of precision components and assemblies for use in aerospace, commercial, and defense applications. It operates in two divisions: Optical Systems Group and Distributed Products Group.

Big Lots, Inc., headquartered in Columbus, Ohio, engages in the retail of closeout merchandise in the United States.

The Buckle, Inc., headquartered in Kearney, Nebraska, is a retailer of casual apparel for young men and women. The company markets mostly brand name apparel, including denims, sportswear, outerwear, shoes and accessories.

Buffalo Wild Wings Inc., headquartered in Minneapolis, Minnesota, is a chain of casual dining restaurants with made-to-order menu items which include New York style chicken wings. The company operates and franchises restaurants in many states.

Computer Programs and Systems, Inc., headquartered in Mobile, Alabama, is a healthcare information technology company that designs, develops, markets, installs and supports computerized information technology systems to meet the demands of small and mid-size hospitals.

CryoLife, Inc., headquartered in Kennesaw, Georgia, develops and commercializes technology for cryopreservation of viable human tissues for vascular, cardiovascular and orthopaedic transplant applications.

Dollar Tree, Inc., headquartered in Chesapeake, Virginia, operates discount variety stores throughout the United States which offer merchandise at the $1 price point, including housewares, toys, seasonal goods, gifts, food, stationery, health and beauty aids, books, party goods, hardware and other consumer items.

Family Dollar Stores, Inc., headquartered in Charlotte, North Carolina, operates a chain of self-service retail discount stores in 39 states and Washington, D.C.

Jos. A. Bank Clothiers, Inc., headquartered in Hampstead, Maryland, is a retailer and direct marketer (through catalog and Internet) of men's tailored and casual clothing and accessories.

ManTech International Corporation, headquartered in Fairfax, Virginia, delivers a variety of information technology and technical services to United States federal government customers. The company focuses on critical national defense programs for the intelligence community and the Department of Defense. The company designs, develops and operates enterprise information technology and communication systems and infrastructures.

McDonald's Corporation, headquartered in Oak Brook, Illinois, develops, franchises, operates and services a worldwide system of quick-service restaurants under the name "McDonald's." The company's restaurants prepare, assemble, package and sell a limited menu of moderately-priced foods including hamburgers, chicken, salads, breakfast foods and beverages.

Norfolk Southern Corporation, headquartered in Norfolk, Virginia, is a holding company engaged principally in the rail transportation business, operating primarily in the East and Midwest.

OSI Pharmaceuticals, Inc., headquartered in Melville, New York, utilizes a platform of proprietary technologies in order to discover and develop novel, small molecule compounds for the treatment of major human diseases.

Panera Bread Company (Class A), headquartered in Richmond Heights, Missouri, operates a retail bakery-cafe business and franchising business under the concept names "Panera Bread Company" and "Saint Louis Bread Company."

Rock-Tenn Company (Class A), headquartered in Norcross, Georgia, manufactures and distributes folding fiber partitions, cartons, corrugated containers and displays, laminated paperboard products, plastic packaging, recycled paperboard and corrugating medium to nondurable good producers.

Ross Stores, Inc., headquartered in Newark, California, operates a chain of off-price retail apparel and home accessories stores. The stores offers brand name and designer merchandise at low everyday prices.

Spartan Stores, Inc., headquartered in Grand Rapids, Michigan, engages in distributing and retailing groceries in Michigan and Ohio.

STERIS Corporation, headquartered in Mentor, Ohio, develops, manufactures and markets infection prevention, contamination prevention, microbial reduction and medical/surgical support systems and technologies throughout the world. The company's customers include healthcare, pharmaceutical, food safety and scientific institutions.

Strayer Education, Inc., headquartered in Newlington, Virginia, through its wholly-owned subsidiary, Strayer University, Inc., operates Strayer University, a regional institution of higher education that offers undergraduate and graduate degree programs to students at campuses in Washington, D.C., Maryland and Virginia.

Wabtec Corporation, headquartered in Wilmerding, Pennsylvania, provides various technology-based equipments for the rail industry worldwide. The company manufactures and services components for new and existing freight cars and locomotives; and passenger transit vehicles such as subway cars and buses.

Wal-Mart Stores, Inc., headquartered in Bentonville, Arkansas, is the largest retailer in the United States measured by total revenues. The company operates "Wal-Mart" retail discount department stores, "Wal-Mart Supercenters" and "Sam's" wholesale clubs in the United States and several other countries.

Woodward Governor Company, headquartered in Rockford, Illinois, designs, manufactures and services energy control systems and components for aircraft and industrial engines, turbines and other power equipment.


We have obtained the foregoing company descriptions from third-party sources we deem reliable.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios  L.P.  is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1


                           SIGNATURES

     The Registrant, FT 1840, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 1180; FT 1221; FT 1222; FT 1392; FT
1393;  FT  1422; FT 1423; FT 1524, FT 1525; FT 1573; FT 1590;  FT
1635;  FT  1638; FT 1639; FT 1693; FT 1711; FT 1712; FT 1770;  FT
1809;  FT  1829;  FT  1859  and  FT  1863  for  purposes  of  the
representations   required  by  Rule  487  and   represents   the
following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 1840, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on October 31, 2008.

                              FT 1840

                              By: FIRST TRUST PORTFOLIOS L.P.
                                        Depositor




                              By: Jason T. Henry
                                  Senior Vice President


                               S-2


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE


Judith M. Van Kampen        Director           )
                            of The Charger     )
                            Corporation, the   )   October 31, 2008
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )

Karla M. Van Kampen-Pierre  Director           )
                            of The Charger     )
                            Corporation, the   )   Jason T. Henry
                            General Partner of )   Attorney-in-Fact**
                            First Trust        )
                            Portfolios L.P.    )

David G. Wisen              Director           )
                            of The Charger     )
                            Corporation, the   )
                            General Partner of )
                            First Trust        )
                            Portfolios L.P.    )



       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-152353 on Form S-6 of our report dated October 31, 2008, relating to the financial statements of FT 1840, comprising Dow(R) Target 10 Nov. '08 Term 11/30/09; Dow(R) Target Dvd. Nov. '08 - Term 1/29/10; Target Dbl. Play Nov. '08 - Term 1/29/10; Target Focus 4 Nov. '08 - Term 1/29/10; Target Triad Nov. '08 - Term 1/29/10; Target VIP Nov. '08 - Term 1/29/10; and Value Line(R) Target 25 Nov. '08 - Term 1/29/10 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.





Deloitte & Touche LLP


Chicago, Illinois
October 31, 2008


                               S-4


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2 and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 1840 and certain subsequent Series, effective October 31, 2008 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and FTP Services LLC, as FTPS Unit Servicing Agent.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7